                             -FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES:

      o     $ 47.3 MILLION NET INCOME IN 2005;

      o     $47 MILLION INVESTMENTS IN 2005; AND

      o     $134 MILLION CASH BALANCE AT YEAR-END.

Tel Aviv, Israel, March 15, 2006 - Elron Electronic Industries Ltd. (Nasdaq and
TASE: ELRN) today reported 2005 net income of $47.3 million, or $1.61 per share.

Completed Significant Exits in 2005.

The net income that Elron reported in 2005 was mainly due to the following gains from exits and changes in holdings of group companies:

i. A gain, net of tax, of approximately $45.4 million resulting from the sale of shares in Partner Communications Company Ltd. (Nasdaq: PTNR) for $94.0 million;

ii. A gain, net of tax, of approximately $17.2 million resulting from the sale of Elron's holding in Oren Semiconductor, Inc. to Zoran Corporation (NASDAQ: ZRAN) for $20.3 million; and

iii. A gain of approximately $3.0 million from the decrease in Elron's interest in NetVision following its initial public offering on the Tel-Aviv Stock Exchange.

The above gains were offset in part by Elron's share in the net losses of its group companies in the amount of $23.0 million in 2005.

In 2004, net income was $84.1 million, or $2.87 per share. Net income in 2004 was mainly due to a gain, net of tax, of approximately $91.5 million resulting from the sale of Elron's holding in Elbit Systems for approximately $197 million and a gain of approximately $5.3 million from the sale of Elron's shares in KIT eLearning. In addition, in 2004, Elron recorded a gain, net of tax and minority interest, of approximately $6.7 million as a result of the secondary public offering of Given Imaging.

These gains were offset in part by Elron's share in the net losses of its group companies in the amount of approximately $23.3 million.

Invested $47 million during 2005.

During 2005, Elron invested, directly and indirectly through RDC, approximately $46.6 million, of which $29.4 million were invested in six new companies namely, Teledata Networks Ltd., which provides telecommunication access products, NuLens Ltd., a developer of innovative intra-ocular lenses, BrainsGate Ltd., a developer of innovative technologies for neuro-stimulation treatments of brain diseases, Enure Networks Ltd. (formerly Gaia Broadband Services Management Ltd.), which develops unique solutions in the field of broadband services management and home networks; Safend Ltd., which develops comprehensive desktops and laptops endpoint security solutions and Medingo Ltd., which was established by RDC at the end of 2005, that develops a miniature disposable insulin dispenser.

Distributed $89 million dividend in 2005. Cash balance at year-end was $134 million.

As of December 31, 2005, Elron's cash, debentures and deposits amounted to approximately $133.8 million compared with $175.7 million at December 31, 2004.

Shareholders' equity at December 31, 2005, was approximately $302.1 million, which represented approximately 85% of Elron's total assets at December 31, 2005, compared to approximately $389.1 million representing approximately 78% of Elron's total assets at December 31, 2004.

"In 2005, we completed a number of significant exits resulting in aggregate cash to Elron of approximately $116 million. We shared the successful exits with our shareholders by distributing a cash dividend of $3 per share, or approximately $89 million, and invested $47 million in our group companies including in six new companies", said Doron Birger, Elron president & CEO. "We enter 2006 with $134 million of net cash resources and promising group companies with significant potential which we believe will create shareholder value in the future," concluded Doron Birger.

Investors may access Elron's fourth quarter 2005 financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

NOTE CORRECTED TIME: Today, Wednesday, March 15, 2006 10:30 a.m. (EST); 5:30 p.m. (Israel)

In the US: 1-866 229 7198

In the UK: 0-800 917 9141

In Israel: 03-918 0600

International Participants: +972 3 918 0600

For your convenience, a replay of the call will be available starting two hours after the call ends until Friday, March 17. To access the replay please dial 1-866-276-1485 (US), 972-3-925-5942 (Israel) and 0-800-169-8104 (UK). A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communication technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                               Year ended
                                                               December 31,
                                                          ----------------------
                                                             2005       2004*
                                                          ---------   ----------
                                                                 Audited
                                                          ----------------------
ASSETS
Total current assets                                      $ 155,201   $ 202,922
                                                          ---------   ---------

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies                         102,780     117,124
Investments in other companies and long-term receivables     73,931     155,929
Deferred taxes                                                6,521       5,493
Severance pay deposits                                        1,971       2,136
                                                          ---------   ---------

Total investments and long-term receivables                 185,203     280,682
                                                          ---------   ---------

PROPERTY AND EQUIPMENT, NET                                   7,809       8,057
                                                          ---------   ---------

INTANGIBLE ASSETS                                             5,560       9,495
                                                          ---------   ---------

Total assets                                              $ 353,773   $ 501,156
                                                          =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities                                 $  19,044   $  40,670
                                                          ---------   ---------

LONG-TERM LIABILITIES
Long-term loans from banks and others                         1,477       4,072
Accrued severance pay and retirement obligations              2,635       3,006
Deferred taxes                                                9,494      41,233
                                                          ---------   ---------

Total long-term liabilities                                  13,606      48,311
                                                          ---------   ---------

MINORITY INTEREST                                            19,007      23,095
                                                          ---------   ---------

Total Shareholders' equity                                  302,116     389,080
                                                          ---------   ---------

Total liabilities and shareholders' equity                $ 353,773   $ 501,156
                                                          =========   =========

*     Reclassified due to discontinued operations

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                               Year ended
                                                               December 31,
                                                          ----------------------
                                                             2005       2004*
                                                          ---------   ----------
                                                                 Audited
                                                          ----------------------
INCOME
  Net revenues                                            $  12,646   $  11,265
  Equity in losses of affiliated companies                  (17,522)    (10,492)
  Gain from disposal of businesses and
    affiliated companies and changes in
    holdings in affiliated companies, net                    23,328     132,396

  Other income, net                                          58,648       4,749
  Financial income, net                                       5,483       1,433
                                                          ---------   ---------

                                                             82,583     139,351
                                                          ---------   ---------

COSTS AND EXPENSES                                           26,097      27,617
                                                          ---------   ---------

Income before taxes on income                                56,486     111,734
Taxes on income                                             (10,461)    (15,101)
                                                          ---------   ---------
Income after taxes on income                                 46,025      96,633
Minority interest in losses (income) of
  subsidiaries                                                5,160      (4,135)
                                                          ---------   ---------
Income from continuing operations                            51,185      92,498
Loss from discontinued operations                            (3,850)     (8,365)
                                                          ---------   ---------

Net income                                                $  47,335   $  84,133
                                                          =========   =========

Basic Income per share                                    $    1.61   $    2.87
                                                          =========   =========
Diluted income per share                                  $    1.60   $    2.86
                                                          =========   =========

Weighted average number of ordinary
  shares used in computing basic net
  income per share (thousands)                               29,437      29,266
                                                          =========   =========
Weighted average number of ordinary
  shares used in computing diluted net
  income per share (thousands)                               29,550      29,385
                                                          =========   =========

*     Reclassified due to discontinued operations.

MANAGEMENT REPORT FOR 2005

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2005 and the notes thereto, which are included in this Annual Report. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, communications, semiconductors, software products and services and advanced materials.

Some of our group companies grew out of our subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC"), established with Rafael, the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to an agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to commercially exploit technologies of Rafael in non-military markets.

Our group companies include both publicly traded and privately held companies.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of recent accounting pronouncements described below under "CRITICAL ACCOUNTING POLICIES", some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operation.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and in the second quarter of 2005 from the sale of most of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") and the sale of all of our shares in Oren Semiconductor, Inc. ("Oren") (see below under "MAJOR TRANSACTIONS AND NEW INVESTMENTS"). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital. In addition, during the last two years we invested approximately $48.3 million in new companies (see below under "MAJOR TRANSACTIONS AND NEW INVESTMENTS" for more information regarding new investments in 2005) and an additional $64.8 million in existing group companies (mainly in Given Imaging).

MAJOR TRANSACTIONS AND NEW INVESTMENTS

Sale of a majority of our holdings in Partner Communications Company Ltd ("Partner"). On April 20, 2005, we completed the sale of 12,765,190 shares of Partner held by us, to Partner, for approximately $94.0 million, as part of the sale together with the other Israeli founding shareholders of Partner, of an aggregate of 33,317,933 Partner shares to Partner for aggregate consideration of approximately $245 million. As a result, we recorded in 2005, a gain, net of tax, of approximately $45.4 million. Following the sale, we continue to hold 3,091,361 shares of Partner, representing approximately 2% of Partner's outstanding shares, almost all of which are subject to transfer restrictions under Partner's Israeli communications license but are no longer pledged to secure debt of Partner.

On March 8, 2006 we announced the signing of a definitive agreement to acquire approximately 823,000 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5.3 million, reflecting approximately 15% discount from the market price, subject to adjustments in accordance with the terms of the agreement. Upon completion of the acquisition, we will hold approximately 2.6% of Partner. Almost all of these shares are subject to transfer restrictions under Partner's license. The completion of the acquisition is subject to the satisfaction of certain closing conditions including regulatory approval. There is no assurance that the acquisition will be completed.

Investment in NuLens Ltd. ("NuLens"). On April 21, 2005, we invested approximately $1.7 million in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. The investment is the first of two installments, of which the second of approximately $1.2 million was invested on March 9, 2006, simultaneously with the closing of a new investment round. The total investment of $2.9 million was part of an aggregate investment of approximately $3.4 million.

In addition, we invested additional amount of approximately $1.5 million as part of an aggregate new investment of approximately $6 million, led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of NuLens, on a fully diluted and on an as converted basis.

Investment in Teledata Networks Ltd. ("Teledata"). On May 8, 2005, we completed a new investment of $16 million in Teledata. The investment was part of an aggregate round of financing of $19 million in which FBR Infinity II Ventures ("Infinity"), a venture capital fund related to us, invested $3 million. Following the investment, we hold approximately 21% of Teledata and Infinity holds approximately 4% of Teledata, each on a fully diluted basis. We and Infinity entered into a voting agreement with respect to our holdings in Teledata. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers.

NetVision Initial Public Offering. NetVision provides Internet services and solutions in Israel and, commencing in the fourth quarter of 2004, international telephony services through Voice over IP technology (VoIP). On May 19, 2005, NetVision Ltd. ("NetVision") completed its initial public offering on the Tel Aviv Stock Exchange ("TASE"), in Israel of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount up to approximately NIS28.8 million (approximately $6.6 million). Discount Investment Corporation Ltd. ("DIC"), which currently holds approximately 47.5% of our shares, is the other major shareholder of NetVision. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering and $2.2 million in loans was repaid to each of us from the proceeds of the offering. As a result of the initial public offering, our holding in NetVision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the possible exercise of the convertible securities) resulting in a gain for us of approximately $3.0 million.

Sale of holdings in Oren. On June 10, 2005, Zoran Corporation, or Zoran (Nasdaq:
ZRAN), completed the acquisition of Oren in which we held a 41% interest. From the proceeds of the acquisition, we received cash of approximately $12.5 million (of which approximately $2.0 million is held in escrow under the terms of the agreement) and 613,410 Zoran shares with a market value of approximately $7.7 million based on Zoran's share price on the completion date of the acquisition. As a result of the transaction, we recorded a gain in 2005, net of tax, of approximately $17.2 million. The common shares of Zoran were sold in July 2005 for $8.8 million, resulting in a gain, net of tax, of $0.7 million.

Investment in BrainsGate Ltd. ("BrainsGate"). On August 8, 2005, we completed an investment of approximately $6.9 million in BrainsGate in consideration for approximately 20% of BrainsGate on a fully diluted basis, as part of an aggregate investment of approximately $17.0 million. Infinity, with whom we have a voting agreement, holds approximately 5% of BrainsGate on a fully diluted basis. BrainsGate is an Israeli company that is developing innovative technologies for neuro-stimulation treatments of brain diseases.

Dividend distribution. On September 5, 2005, we declared a cash dividend of $3.00 per share, totaling approximately $88.5 million. The dividend was paid on September 27, 2005, to shareholders of record on September 15, 2005.

Investment in Enure Networks Ltd. ("Enure" formerly known as Gaia Broadband Services Management Ltd.). On October 2, 2005, we completed an investment of approximately $4.0 million in Enure in consideration for approximately 44% of Enure on a fully diluted basis. Enure is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks.

Sale of holdings in Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (the " ET group"). On December 29, 2005, we completed the sale of all of our shares of the ET group to ECtel Ltd. (Nasdaq: ECRX) for $2.5 million, of which $0.4 million shall be paid if certain milestones will be achieved during 2006. The transaction resulted in no material gain. The business sold by the ET group met the criteria for reporting discontinued operations according to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and therefore the 2005 results of operations of the business sold and the gain on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheet.

Investment in Safend Ltd. ("Safend"). On January 2, 2006, we completed an investment of approximately $3.7 million in Safend in consideration for approximately 24% of Safend on a fully diluted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Following the sale of our shares in Elbit Systems in 2004, we announced that, as a result of the transaction, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for our U.S. shareholders but not for Elron. Following a review of our position and consulting with our advisors on this matter in 2004, and based on certain assumptions and facts known at that time (which we believe have not changed), we believe there is substantial authority for the position that we can rely on the "change of business" exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Substantial authority is generally sufficient to support a return reporting position. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 (which cannot be determined at this time with respect to 2006) or in any year prior to 2004 (which we believe was not the case).

With respect to 2005, we previously advised our shareholders that as a result of the sale of Partner shares in the second quarter of 2005, it would be reasonably possible that we would be treated as a PFIC for 2005, and, as a result, in 2004. However, currently, based on a preliminary analysis made by us, we believe that we would not be treated as a PFIC for 2005, mainly as a result of the distribution of the above mentioned cash dividend. We will advise our shareholders with respect to our 2005 status as soon we have concluded our determination.

With respect to 2006, the ultimate determination of our PFIC status will depend on the composition of our gross income and assets for the entire year, and the values of those assets, which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies.

Therefore, it is unclear whether the "change of business" exception would ultimately be satisfied for 2004. We cannot assure shareholders that the IRS will not challenge our reliance on the "change of business" exception or our assumptions used in determining our percentage of passive assets and income. If there are such challenges, we could be classified as a PFIC for 2004, even if we are not a PFIC in 2005 and 2006. Furthermore, there can be no assurance that we will not become a PFIC in the future. Elron does not provide U.S. tax advice and shareholders are urged to consult their own tax advisors.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

      o     Principles of accounting for holdings in group companies

      o     Business combinations and purchase price allocation

      o     Impairment of goodwill and other intangible assets

      o Other-than-temporary decline in value of investments in group companies

      o     Accounting for income taxes

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own and/or our subsidiary owns more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights and other factors which require management to make judgment and involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company.

Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (FIN 46R), which replaced FIN 46. FIN 46R defines the provisions under which a Variable Interest Entity ("VIE") should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE unless one of the conditions specified in FIN 46R exists FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary.

As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

Assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights.

As of December 31, 2005 Wavion Inc. ("Wavion") in which we hold approximately 37.8% is considered a VIE, but Elron is not its primary beneficiary. As of December 31, 2005, our maximum exposure to loss as a result of our involvement in Wavion does not exceed the carrying value of our investment in Wavion in the amount of approximately $0.8 million.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence over the operating and financial policies and in which we hold common stock or in-substance common stock as defined EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14") (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, new companies in which we invested in the fourth quarter of 2004 and in 2005, namely Jordan Valley, Impliant, Teledata, NuLens and BrainsGate, are being accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. Any assessment of whether we hold in substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage.

Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. Notwithstanding the above, in circumstances where the equity method is being applied and our ownership in an investee is in the form of a preferred security or other senior security which is considered to be in substance common stock, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

      o Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.

      o Marketable securities, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.

      o Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income
            (loss). When realized, realized gain or loss is included in our results of operations.

Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to the acquired company's assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development ("IPR&D") activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2005 and 2004, IPR&D charges amounted to $1.1 million and $2.3 million (which are part of our share in the net income or loss of affiliated companies). IPR&D in 2004 resulted mainly from the purchase of Given Imaging shares for approximately $43.9 million.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method being used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which required judgment which can impact our results of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations (See also "Other-Than-Temporary Decline in Investments in Group Companies" under this section).

Impairment of Goodwill and Other Intangible Assets

We conduct a goodwill impairment review at least annually on goodwill and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2005 and 2004, a goodwill impairment charge in the amount of $1.3 million and $2.0 million, respectively, was recorded with respect to the operation of the ET group in light of its results of operation (following the sale of this business, these charges are presented as part of the loss from discontinued operations in the statements of operations). As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment review will not result in an additional charge to our results of operations. At December 31, 2005, consolidated goodwill amounted to approximately $2.7 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. In 2004 we recorded impairment charges of other intangible assets of $2.9 million with respect to the ET group in light of its results of operation (following the sale of this business, this charge is presented as part of the loss from discontinued operations in the statements of operations). In addition in 2004 we recorded impairment charges of other intangible assets of $4.2 million with respect to MediaGate due to our revised estimate about future proceeds from the sale of its technology. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2005, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million.

Other-Than-Temporary Decline in Value of Investments in Group Companies

At the end of each reported period we evaluate whether an other-than-temporary decline in value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2005 and 2004 we recorded write-downs in the amounts of $6.0 million and $1.5 million, respectively, with respect to certain group companies (in 2005 mainly with respect to Oncura and Avantry Ltd., and in 2004 mainly with respect to Textology Inc,. 3DV Systems Ltd. ("3DV") and Ingeneo Ltd.).

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

As of December 31, 2005, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in future years amounted to approximately $6.5 million ($10.6 million as of December 31, 2004). In 2005, we reduced our previous valuation allowance by $19.6 million, which included $14.4 million as a result of Elbit's receipt final tax assessment, of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of the ET group. In 2004, we reduced our previous valuation allowance by $28.7 million in respect of losses incurred in prior periods mainly due to the sale of our shares in Elbit Systems and due to final tax assessments for previous years. Deferred tax liabilities amounted as of December 31, 2005, to $9.5 million, mainly with respect to our investment in Partner which is accounted for as available-for-sale securities.

As of December 31, 2005 Elron has carryforward losses of approximately $69.0 million.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

                           Year ended December 31,
----------------------------------------------------------------------------------
                  2005                                      2004
----------------------------------------  ----------------------------------------
Elron              SELA       3DV         Elron TeleSoft  MediaGate       ESW(4)
TeleSoft(1)        MediaGate  Starling    RDC             3DV             SELA(5)
RDC Galil Medical             Medingo(2)  Enure(3)        Galil Medical   Starling

(1)   Sold on December 29, 2005.

(2)   Medingo was established by RDC in the fourth quarter of 2005.

(3) Enure has been consolidated since the beginning of the fourth quarter of 2005.

(4) Elron SW, Inc. ("ESW"), formerly Elron Software. ESW was liquidated as of December 31, 2004.

(5) Semiconductor Engineering Laboratories Ltd. ("SELA") has been consolidated since the end of the second quarter of 2004.

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical and/or RDC accounted for under the equity method of accounting include:

                                          Year ended December 31,
----------------------------------------------------------------------------------------------------
                        2005                                                2004
-----------------------------------------------------   --------------------------------------------
Given Imaging            Wavion         Pulsicom        Elbit Systems(1)     ChipX          Oncura
Oren Semiconductor(2)    Notal Vision   CellAct         Given Imaging        Wavion         Pulsicom
NetVision                AMT                            Oren Semiconductor   Notal Vision   CellAct
ChipX                    Oncura                         NetVision            AMT            SELA(3)

(1)   Sold on July 28, 2004.

(2)   Sold on June 10, 2005.

(3)   Through the end of the second quarter of 2004.

Cost. Our main group companies held by us accounted for under the cost method of accounting include:

                 Year ended December 31,
      -------------------------------------------
                  2005                   2004
      ---------------------------   -------------
      Jordan Valley    BrainsGate   Jordan Valley
      Impliant         NuLens       Impliant
      Teledata

RESULTS OF OPERATIONS

Year Ended December 31, 2005 compared to Year Ended December 31, 2004.

The following tables set forth our results of operations in the reported period:

                                           Year ended December 31,
                                    --------------------------------------
                                           2005                2004
                                    ------------------   -----------------
                                    (millions of $, except per share data)
      Net income (loss)                    47.3                84.1
      Net income (loss) per share          1.61                2.87

The net income we reported in 2005 was mainly due to the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner's shares in consideration for $94.0 million. This gain includes approximately $9.4 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren's shares in consideration for $20.3 million in cash and Zoran shares;

(iii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and

(iv) a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred on our investment in the ET group.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.0 million in 2005.

The net income we reported in 2004 included the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $91.5 million resulting from the sale of our holdings in Elbit Systems for approximately $196.6 million. This gain includes approximately $21.6 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods following our receipt of a final tax assessment;

(ii) a gain, net of tax and minority interest, of approximately $6.7 million resulting from the sale of Given Imaging's shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering;

(iii) a gain of approximately $5.3 million resulting from the sale of our shares in KIT eLearning; and

(iv) a gain, net after tax, of approximately $3.6 million resulting from the sale of 854,701 Zix Corporation shares (which were received as consideration for the sale of ESW business in 2003) for aggregate consideration of $8.1 million;.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.3 million in 2004.

Subsequent to the sale of the ET group we operate in one segment. The following table summarizes our operating results:

                                                      Year ended December 31,
                                                      -----------------------
                                                       2005              2004
                                                      -----             -----
                                                           (millions of $)
Net revenues                                           12.6              11.3
Net loss from equity investments                      (17.5)            (10.5)
Gains from disposal of business and affiliated
   companies and changes in holdings in
   affiliated companies                                23.3             132.4
Other income, net                                      58.6               4.7
Finance income, net                                     5.5               1.4
                                                      -----             -----
   Total income                                        82.5             139.3
                                                      -----             -----
Cost of revenues                                        7.2               6.3
Operating expenses*                                    18.5              17.0
Amortization of other assets                            0.4               0.1
Impairment of long-lived assets                          --               4.2
                                                      -----             -----
Total costs and expenses                               26.1              27.6
                                                      -----             -----
Gain from continuing operations before income taxes    56.5             111.7
Tax benefit (Income taxes)                            (10.5)            (15.1)
Minority interest                                       5.2              (4.1)
                                                      -----             -----
Net income from continuing operations                  51.2              92.5
                                                      -----             -----
Discontinued operations of the ET group (**)           (3.9)             (7.9)
Discontinued operations of ESW                            -              (0.5)
                                                      -----             -----
Net income                                             47.3              84.1
                                                      -----             -----

* Excluding amortization of intangible assets which are presented separately.

** As described under "MAJOR TRANSACTIONS AND NEW INVESTMENTS" in December 2005, we sold all our holdings in the ET group which was focused on telecom network management products and services, and accordingly the current period results of operations and the gain on the sale have been classified as discontinued operations, and prior periods results have been reclassified accordingly. The following table sets forth the composition of the discontinued operating results of the ET group:

                                              Year ended December 31,
                                              -----------------------
                                               2005              2004
                                              -----             -----
                                                   (millions of $)
          Loss from operations                 (4.1)             (7.9)
          Gain on disposal                      0.2                 -
                                               ----              ----
          Loss from Discontinued operations    (3.9)             (7.9)

The decrease in loss from operations in the reported period was primarily due to an impairment charge of long lived assets and goodwill in the aggregate amount of $4.9 million which was recorded in 2004. In 2005 a goodwill impairment in the amount of $1.3 million was recorded.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

                                              Year ended December 31,
                                               2005              2004
                                              -----             -----
                                                   (millions of $)
      Galil Medical                             8.3               7.6
      SELA(1)                                   4.2               3.3
      Other                                     0.1               0.4
                                              -----             -----
                                               12.6              11.3
                                              -----             -----

(1)   SELA's results have been consolidated since July 1, 2004

In 2005, Galil Medical recorded revenues of $8.3 million, compared to $7.6 million in 2004. Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

SELA recorded revenues of $4.2 million in 2005, compared to of $5.1 million in 2004 (of which $3.3 million were in the second half of 2004).

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $17.5 million in 2005, compared to $10.5 million in 2004. The increase in our share in net losses of our affiliated companies is primarily due to the sale of our holding in Elbit Systems in the third quarter of 2004, which positively contributed $4.7 million to our net income in the first half of 2004 and due to impairment charges of $5.1 million, with respect to our investment in Oncura (through Galil Medical) in 2005.

      Highlights of the Results of Operations of Our Major Affiliates:

      Given Imaging (Nasdaq: GIVN) (a 19.4% holding directly and indirectly through RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $86.8 million in 2005, an increase of approximately 35% over the revenues recorded in 2004 of $65.0 million. The increase in revenues resulted primarily from the increase in sales of Given PillCam video capsule for the small bowel. Given Imaging's net income in 2005 was $6.3 million, compared to $2.9 million in 2004. Given Imaging's net income in 2005 included a special provision recorded in the second quarter, net of tax benefits, of $1.2 million for uncollectable sales tax related at its U.S. subsidiary.

      Oncura (a 25% holding by Galil). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in 2005 of approximately $72.1 million compared to $68.8 million in 2004 and its net loss amounted to $6.2 million compared to $2.2 million in 2004. The increase in the net loss resulted primarily due to the increase in operating expenses, mainly selling and marketing expenses. In light of Oncura's results of operations, an impairment charge of $5.1 million was recorded in 2005 ($2.1 million after minority interest). Each of Galil and GE provided to Oncura a letter in which they confirmed their intention to continue providing financial support to Oncura through March 1, 2007 or such later date, as may be agreed by Oncura's shareholders.

      NetVision (a 39% holding) (TASE: NTSN). NetVision's revenues increased in 2005 by 12.6% to $74.3 million (of which $3.3 million derived from international telephony services) from $66.0 million in 2004 and its customer base at December 31, 2005 reached approximately 425,000 (of which approximately 272,000 were broadband) compared to 390,000 at the end of 2004 (of which approximately 225,000 were broadband). NetVision's operating income in 2005 increased by 43.3% to $9.5 million, compared to $6.6 million in 2004 and its net income amounted to $5.4 million compared to $3.9 million in 2004. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2005 according to which $1.00 equaled NIS 4.603.

      NetVision's future period results will continue to be affected mainly by the highly competitive Internet broadband market environment in Israel, and whether Internet prices will continue to decrease or will stabilize, as well as from costs incurred in connection with the highly competitive international telephony services market in Israel.

      On May 19, 2005, NetVision completed its initial public offering on the TASE of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately $31 million (see above under "MAJOR TRANSACTIONS AND NEW INVESTMENTS").

      Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for Wi-Fi networks. Wavion's net loss amounted to $6.3 million in 2005 the same as in 2004, which includes mainly expenses relating to the development of its product.

      ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in 2005 amounted to $14.7 million, compared to $16.2 million in 2004, and its net loss amounted to $6.3 million, compared to $5.6 million in 2004. Revenues decreased as ChipX shifted from its old product to the new Structured ASIC products.

      AMT (a 42% holding). The AMT group develops technologies and products based on amorphous metals. AMT's consolidated revenues in 2005, amounted to $3.6 million, compared to $2.6 million in 2004 and its consolidated net loss amounted to $3.9 million, compared to $3.0 million in 2004. AMT's main subsidiary, AHT, which uses amorphous metals for heating products, recorded revenues of $2.6 million in 2005, compared to $1.2 million in 2004, and recorded a net loss of $1.9 million in 2005, the same as in 2004.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

      Results of operations of significant group companies which are accounted for other than under the equity method of accounting and whose results do not affect our results of operations.

      Partner (Nasdaq: PTNR) (a 2% holding as of December 31, 2005). Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. Our investment in Partner is accounted for as available-for-sale securities. Following the sale of most of our shares in Partner during the second quarter of 2005 (see above under "TRANSACTIONS AND NEW INVESTMENTS"), the market value of our investment in Partner as of December 31, 2005 amounted to $26.0 million. Almost all of the remaining Partner shares held by us, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license but are no longer pledged to Partner's lending banks.

      In 2005, Partner recorded revenues of $1,113 million compared to $1,117 million in 2004 and its net income amounted to $77 million, compared to $102.4 million in 2004. Partner's subscriber base as of December 31, 2005 was 2,529,000 compared to 2,340,000 at the end of 2004. Partner's operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of Partner's NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2005 according to which $1.00 equaled NIS 4.603.

      Teledata (a 21% holding). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata's revenues in 2005 amounted to $55.9 million compared to $38.9 million in 2004 and its net income amounted to $1.8 million in 2005 compared to a net loss of $2.5 million in 2004. The increase in revenues resulted mainly from an increase in revenues from existing customers.

      Jordan Valley (a 28% holding). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in 2005 increased to $10.4 million from $8.3 million in 2004, primarily due to the launch of new products. Jordan Valley's net loss in 2005 was $0.1 million, compared to $0.7 million in 2004.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2005 amounted to $23.3 million, compared to $132.4 million in 2004. The gain in 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares in consideration for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for the aggregate exercise price of approximately $12 thousand.

The gain recorded in 2004 resulted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $91.5 million) resulting from the sale of our holding in Elbit Systems; (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering; and (iii) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution of 200,000 shares of Given Imaging; and (iv) a $5.3 million gain from the sale of our share of KIT eLearning, for a cash payment of $9.4 million (from which we received $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million).

Other Income, net. Other income, net, amounted to $ 58.6 million in 2005 compared to $4.7 million in 2004. The gain in 2005 was primarily due to the following (i) a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million; (ii) a gain of $1.1 million ($0.7 million net of tax) from the sale of Zoran's shares received as part of the consideration for Oren's shares; and
(iii) a gain from dividend received from Partner in the amount of $0.4 million. The gain in 2004 resulted mainly from a $5.4 million gain, before tax, from the sale of 854,701 shares of Zix which were received in consideration for ESW's assets and business sold to Zix in 2003.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA (whose results have been consolidated since July 1, 2004). Cost of revenues in 2005 amounted to $7.2 million, compared to $6.3 million in 2004.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling and 3DV. The following table sets forth operating expenses (excluding amortization of intangible assets which is presented separately and amounted to $0.4 million in 2005 and $0.1 million in 2004, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

                                              Year ended December 31,
                                              -----------------------
                                               2005              2004
                                              -----             -----
                                                   (millions of $)
      Corporate                                 6.9               7.3
      Galil Medical                             3.5               2.8
      SELA(1)                                   3.1               1.6
      Starling                                  2.4               1.6
      3DV                                       1.9               1.2
      Other (mainly RDC)                        0.7               2.5
                                              -----             -----
                                               18.5              17.0
                                              -----             -----

(1)   SELA's results have been consolidated since July 1, 2004

Operating expenses of Galil Medical in the 2005 amounted to $3.5 million, as compared to $2.8 million in 2004 and its operating results amounted to operating loss of $0.5 million compared to operating income of $0.1 million in 2004.The increase in operating loss is due to the commencement by Galil of the development of its cryotherapy technology for application in the women's health field at the end of 2004. In November 2005, Galil Medical's Cryo products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $3.1 million in 2005, compared to $2.9 million in 2004 (of which $1.6 million was incurred in the second half of 2004) and its operating loss amounted to $0.7 million compared to an operating income of $0.4 million in 2004, resulting from the decrease in revenues recognized in 2005.

The decrease in operating expenses of the other companies resulted mainly from income recorded in RDC in 2005 with respect to employee stock option plans resulting from the decrease in the fair value of call options to purchase shares of affiliated companies.

Finance income, net. Finance income, net, amounted in 2005 to $5.5 million, compared to $1.4 million in 2004. The increase is mainly due to higher cash resources during the period as a result of the sale of our holding in Elbit Systems in 2004 for approximately $197 million and from the sale of Partner shares in the second quarter of 2005 for approximately $94.0 million. Income from interest in future periods is expected to decrease due to a decrease in cash resources mainly as a result of a cash dividend payment on September 27, 2005.

Income Taxes. Income taxes, net, amounted in 2005 to $10.5 million which included mainly $11.0 million of income taxes with respect to the gain resulted from the sale of Partner shares (which includes an offset of $9.4 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment) and $2.4 million resulting from the sale of Oren shares. These were partially offset mainly by a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance due to the sale of the ET group. Income taxes, net, in 2004 were $15.1 million resulting mainly from the sale of our holding in Elbit Systems, the secondary public offering of Given Imaging, the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and the sale of Zix shares. Income taxes were partially offset by a tax benefit in the amount of $2.9 million due to the change in the Israeli tax rate enacted in 2004 and a $1.5 million tax benefit related to the impairment of future royalties to be received by MediaGate.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at December 31, 2005, were approximately $143.8 million compared with $188.1 million at December 31, 2004. At December 31, 2005, corporate cash, debentures and deposits were $133.8 million compared with $175.7 million at December 31, 2004.

The main sources of corporate cash and other liquid instruments in 2005, were $94.0 million of proceeds from the sale of Partner shares, $10.5 million cash proceeds from the sale of our shares in Oren, $8.8 million from the sale of Zoran's shares that were received as part of the consideration for Oren's shares; $2.2 million repayment of loan by NetVision and $2.1 million proceeds from the sale of the ET group.

The main uses of corporate cash and other liquid instruments in 2005, were an $88.5 million dividend paid, income tax payments of approximately $27.1 million (mainly with respect to the sale of Elbit Systems in 2004 and Partner in 2005) and $40.5 million of investments (including loans) in new and existing group companies as detailed below (in millions of $):

Teledata                                      16.0
Brainsgate                                     6.9
Enure                                          4.0
Nulens                                         1.7
Starling                                       1.5
Wavion                                         1.4
Jordan Valley                                  1.4
AMT                                            1.4
Impliant                                       1.0
Galil Medical                                  0.8
3DV                                            0.7
Other                                          3.7
                                              ----
                                              40.5
                                              ----

In addition during 2005, RDC invested an amount of $6.1 million, which included $0.6 million in a new company established at the end of 2005, namely Medingo Ltd. which is developing a miniature disposable insulin dispenser for insulin dependent diabetic patients.

Consolidated working capital at December 31, 2005 amounted to $136.2 million compared to $162.2 million at December 31, 2004. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

At December 31, 2005, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation    2006   2007   2008   2009   Total
-------------------   ----   ----   ----   ----   -----
Loans from banks       3.8      -      -      -     3.8
Loans from other       2.1    1.4      -      -     3.5
leases                 0.8    0.7    0.4    0.2     2.1

Consolidated loans at December 31, 2005, were approximately $7.3 million, compared to $7.5 million at December 31, 2004. In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was extingished. As a result, we will record in the first quarter of 2006 a gain of approximately $2.7 million.

Almost all of the remaining Partner shares held by us as of December 31, 2005, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license but are no longer pledged to Partner's lending banks.

Subsequent to December 31, 2005 and through March 13, 2006, we invested an additional aggregate amount of approximately $6.6. million, which mainly included $3.5 million in Safend.

See above under "MAJOR TRANSACTIONS AND NEW INVESTMENTS" regarding an agreement to purchase shares of Partner.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at December 31, 2005, was approximately $302.1 million, representing approximately 85% of the total assets compared with $389.1 million representing approximately 78% of total assets at December 31, 2004. The decrease in the shareholders' equity is mainly due to our dividend distribution in 2005.

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, in 2005, we hedged the dollar value of the expected proceeds from the sale of our shares in Partner by the purchase of call options and by selling put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days. This transaction had no material effect on our results of operations.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2005, we held US government debentures with a market value of approximately $62.6 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the US and general market conditions in the US. At December 31, 2005, all of our debentures and short-term deposits were fixed rate based with an average annual rate of 3.7% and a weighted average maturity of approximately 1.7 years. .In 2005, as a result of increase in interest rates, we recorded an other than temporary decline in value, net of tax, of approximately $0.6 million on debentures held by us.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. See above regarding the hedging of the dollar value of the proceeds from the sale of our shares in Partner.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2005 we directly and indirectly held shares of publicly traded companies, mainly, Given Imaging, Partner, and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2005, the market value of our holdings in public securities was approximately $197.0 million. At December 31, 2005 no financial instruments are used to hedge against equity price fluctuations.

Changes in the market value of our available-for-sale securities (Partner and EVS) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations. The market value of our available-for-sale securities as of December 31, 2005 amounted to $27.7 million.

                                    # # # # #

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

                                  CONSOLIDATED

                              FINANCIAL STATEMENTS

                             As of December 31, 2005

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                      INDEX

                                                                          Page
                                                                        --------

Report of Independent Registered Public Accounting Firm                     2

Consolidated Balance Sheets                                                3-4

Consolidated Statements of Operations                                       5

Statements of Shareholders' Equity                                          6

Consolidated Statements of Cash Flows                                      7-8

Notes to the Consolidated Financial Statements                            9-56

Annex to the Consolidated Financial Statements                             57

                         - - - - - - - - - - - - - - - -

ERNST & YOUNG
                   [X]  Kost Forer Gabbay & Kasierer   [X]  Phone: 972-3-6232525
                        21 Aminadav St.                     Fax: 972-3-5622555
                        Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD

      We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 46.2 million and $ 56.7 million as of December 31, 2005 and 2004, respectively, and the Company's equity in their income (losses) amounted to $ (9.1) million, $ 1.2 million and $ (9.7) million for the years ended December 31, 2005, 2004 and 2003, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 2(s) to the consolidated financial statements, effective January 1, 2003, the Company adopted the full provision of SFAS 123, "Accounting for Stock - Based Compensation" with respect to all employee awards granted, modified or settled after January 1, 2003. As discussed in Note 2(i) to the consolidated financial statements, effective October 1, 2004, the Company adopted the provisions of EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock".

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 14, 2006                                  A Member of Ernst & Young Global

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                              December 31,
                                                                         ---------------------
                                                                 Note       2005      2004 ***
                                                                ------   ---------   ---------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                       4     $  26,520   $  42,097
   Short-term investments                                          5        54,661     101,024
   Available for sale marketable securities                        6        62,617      44,985
   Trade receivables (net of allowance of doubtful accounts
      of $426 and $463 at December 31, 2005 and 2004
      respectively)*                                                         6,440       3,698
   Other receivables and prepaid expenses *                                  2,846       1,505
   Inventories                                                               2,117       1,961
   Total assets attributed to discontinued operations**           22             -       7,652
                                                                         ---------   ---------

Total current assets                                                       155,201     202,922
                                                                         ---------   ---------

INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                             7       102,780     117,124
   Investments in other companies and long-term receivables *      8        73,931     155,929
   Deferred taxes                                                 14         6,521       5,493
   Severance pay deposits                                                    1,971       2,136
                                                                         ---------   ---------

Total investments and long-term receivables                                185,203     280,682
                                                                         ---------   ---------

PROPERTY AND EQUIPMENT, NET                                        9         7,809       8,057
                                                                         ---------   ---------

INTANGIBLE ASSETS                                                 10
   Goodwill                                                                  2,742       6,657
   Other intangible assets                                                   2,818       2,838
                                                                         ---------   ---------

Total intangible assets                                                      5,560       9,495
                                                                         ---------   ---------

Total assets                                                             $ 353,773   $ 501,156
                                                                         =========   =========

* Includes short-term receivables from related parties in the aggregate amount of $5,043 and $2,292 as of December 31, 2005 and 2004, respectively, and long-term receivables from related parties in the aggregate amount of $434 and $405 as of December 31, 2005 and 2004, respectively.

** Includes short-term receivables from related parties in the aggregate amount of $663 as of December 31, 2004.

***   Reclassified - see Note 3(d) and Note 22.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                              December 31,
                                                                         ---------------------
                                                                 Note       2005      2004 ***
                                                                ------   ---------   ---------
      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term loans from banks and others                         11     $   3,808   $     389
   Current maturities of long-term loans from banks and others    13         2,065       2,974
   Trade payables                                                            2,146       2,024
   Other payables and accrued expenses                            12        11,025      29,681
   Total liabilities attributed to discontinued operations        22             -       5,602
                                                                         ---------   ---------

Total current liabilities                                                   19,044      40,670
                                                                         ---------   ---------

LONG-TERM LIABILITIES
   Long-term loans from banks and others                          13         1,477       4,072
   Accrued severance pay and retirement obligations                          2,635       3,006
   Deferred taxes                                                 14         9,494      41,233
                                                                         ---------   ---------

Total long-term liabilities                                                 13,606      48,311
                                                                         ---------   ---------

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS                   15

MINORITY INTEREST                                                           19,007      23,095
                                                                         ---------   ---------

SHAREHOLDERS' EQUITY:                                             16
   Ordinary shares of NIS 0.003 par value; Authorized:
      35,000,000 shares as of December 31, 2005 and 2004;
      Issued and outstanding: 29,483,455 and 29,414,424
      shares as of December 31, 2005 and 2004, respectively;                 9,572       9,572
   Additional paid-in capital                                              271,132     270,005
   Accumulated other comprehensive income                         24        10,741      57,717
   Retained earnings                                                        10,671      51,786
                                                                         ---------   ---------

Total shareholders' equity                                                 302,116     389,080
                                                                         ---------   ---------

Total liabilities and shareholders' equity                               $ 353,773   $ 501,156
                                                                         =========   =========

***   Reclassified - see Note 3(d) and Note 22.

The accompanying notes are an integral part of the consolidated financial statements.

    March 14, 2006
-----------------------   ---------------------   --------------   -----------------
Date of approval of the          Ami Erel         Avraham Asheri     Doron Birger
 financial statements     Chairman of the Board      Director      President & Chief
                              of Directors                         Executive Officer

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                              Years ended December 31
                                                                         --------------------------------
                                                                 Note       2005      2004***     2003***
                                                                ------   ---------   ---------   --------
INCOME
   Net revenues*                                                         $  12,646   $  11,265   $  9,157
   Equity in losses of affiliated companies                       18       (17,522)    (10,492)    (8,698)
   Gain from disposal of businesses and affiliated companies
      and changes in holdings in affiliated companies, net        19        23,328     132,396     25,754
   Other income, net                                              20        58,648       4,749     14,637
   Financial income, net                                          21         5,483       1,433        751
                                                                         ---------   ---------   --------

                                                                            82,583     139,351     41,601
                                                                         ---------   ---------   --------
COSTS AND EXPENSES

   Cost of revenues                                                          7,201       6,304      5,583
   Research and development costs, net                                       6,163       2,889      3,263
   Marketing and selling expenses, net                                       3,092       1,798      6,777
   General and administrative expenses                                       9,249      12,292     12,872
   Amortization of intangible assets                                           392         142        299
   Impairment of intangible assets                                10             -       4,192          -
                                                                         ---------   ---------   --------

                                                                            26,097      27,617     28,794
                                                                         ---------   ---------   --------

Income before taxes on income                                               56,486     111,734     12,807
   Taxes on income                                                14       (10,461)    (15,101)    (6,796)
                                                                         ---------   ---------   --------
Income after taxes on income                                                46,025      96,633      6,011
Minority interest in losses (income) of subsidiaries                         5,160      (4,135)   (10,907)
                                                                         ---------   ---------   --------
Income (loss) from continuing operations                                    51,185      92,498     (4,896)
Loss  from discontinued operations**                              22        (3,850)     (8,365)    (2,309)
                                                                         ---------   ---------   --------

Net income (loss)                                                        $  47,335   $  84,133   $ (7,205)
                                                                         =========   =========   ========

Income (loss) per share                                           17
   Basic:
   Income (loss) from continuing operations                              $    1.74   $    3.26   $  (0.17)
   Loss from discontinued operations                                     $   (0.13)  $   (0.39)  $  (0.08)
                                                                         ---------   ---------   --------

   Net income (loss)                                                     $    1.61   $    2.87   $  (0.25)
                                                                         =========   =========   ========

   Diluted:
   Income (loss) from continuing operations                              $    1.73   $    3.25   $  (0.17)
   Loss from discontinued operations                                     $   (0.13)  $   (0.39)  $  (0.08)
                                                                         ---------   ---------   --------

   Net income (loss)                                                     $    1.60   $    2.86   $  (0.25)
                                                                         =========   =========   ========

Weighted average number of Ordinary shares used in computing
   basic  net income (loss) per share (thousands)                           29,437      29,266     29,194
                                                                         =========   =========   ========
Weighted average number of Ordinary shares used in computing
   diluted net income (loss) per share (thousands)                          29,550      29,385     29,194
                                                                         =========   =========   ========

* Includes revenues from related parties in the amount of $8,046, $7,182 and $3,535, for the years ended December 31, 2005, 2004 and 2003, respectively.

** Includes revenues from related parties in the amount of $174, $1,298 and $620, for years ended December 31, 2005, 2004 and 2003, respectively.

***   Reclassified - see Note 3(d) and Note 22.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                     Accumulated      Retained
                                                      Additional        other         earnings          Total            Total
                                Number of    Share      paid-in     comprehensive   (Accumulated    shareholders'    comprehensive
                                 shares     capital     capital         income         deficit)         equity           income
                               ----------   -------   ----------    -------------   ------------    -------------    -------------
Balance as of January
   1, 2003                     29,180,970   $ 9,572   $  267,482    $       7,529   $    (25,142)   $     259,441

Exercise of options                25,875         -          177                -              -              177                -
Changes in additional
   paid-in capital in
   affiliated companies                 -         -         (932)               -              -             (932)               -
Stock based compensation                -         -          386                -              -              386                -
Other comprehensive income
   (loss), net of tax:

   Unrealized gains on
      available for sale
      securities                        -         -            -           55,960              -           55,960    $      55,960
   Reclassification
      adjustment for gain
      realized included in
      net loss                          -         -            -          (11,113)             -          (11,113)         (11,113)
   Foreign currency
      translation adjustment            -         -            -             (304)             -             (304)            (304)
   Minimum pension
      liability in an
      affiliated company                -         -            -             (172)             -             (172)            (172)
   Unrealized loss on
      derivative instrument
      in affiliated company             -         -            -             (108)             -             (108)            (108)
Net loss                                -         -            -                -         (7,205)          (7,205)          (7,205)
                               ----------   -------   ----------    -------------   ------------    -------------    -------------
Balance as of December 31,
   2003                        29,206,845     9,572      267,113           51,792        (32,347)         296,130
Total comprehensive income                                                                                           $      37,058
                                                                                                                     =============
Exercise of options               207,579         -        2,097                -              -            2,097
Stock based compensation                -         -          545                -              -              545
Tax benefit in respect of
   options exercised                    -         -          250                -              -              250
Other comprehensive income
   (loss), net of tax:
   Unrealized gains on
      available for sale
      securities                        -         -            -            8,489              -            8,489            8,489
   Reclassification
      adjustment for gain
      realized included in
      net income                        -         -            -           (3,582)             -           (3,582)          (3,582)
   Foreign currency
      translation
      adjustments                       -         -            -              202              -              202              202
   Unrealized gain on
      derivative
      instruments in
      affiliated company                -         -            -               84              -               84               84
   Reclassification
      adjustments for loss
      on derivative
      instruments, minimum
      pension liability and
      foreign currency
      translation
      adjustments, included
      in net income due to
      sale of affiliated
      companies                         -         -            -              732              -              732              732
Net income                              -         -            -                -         84,133           84,133           84,133
                               ----------   -------   ----------    -------------   ------------    -------------    -------------
Balance as of December 31,
   2004                        29,414,424     9,572      270,005           57,717         51,786          389,080
Total comprehensive income                                                                                           $      90,058
                                                                                                                     =============
Exercise of options                69,031         -          697                -              -              697
Stock based compensation                -         -          405                -              -              405
Tax benefit in respect of
   options exercised                    -         -           25                -              -               25
Dividend paid                           -         -                             -        (88,450)         (88,450)
Other comprehensive income
   (loss), net of tax:
   Unrealized loss on
      available for sale
      securities                        -         -            -          (10,450)             -          (10,450)         (10,450)
   Reclassification
      adjustment for gain
      realized and other
      than temporary
      impairment included
      in net income                     -         -            -          (36,335)             -          (36,335)         (36,335)
   Foreign currency
      translation
      adjustments                       -         -            -             (191)             -             (191)            (191)
Net income                              -         -            -                -         47,335           47,335           47,335
                               ----------   -------   ----------    -------------   ------------    -------------    -------------
Balance as of December 31,
   2005                        29,483,455   $ 9,572   $  271,132    $      10,741   $     10,671    $     302,116
                               ==========   =======   ==========    =============   ============    =============
Total comprehensive income                                                                                           $         359
                                                                                                                     =============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                Year ended December 31,
                                                                           ---------------------------------
                                                                              2005       2004        2003
                                                                           --------    --------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                        $ 47,335    $ 84,133    $  (7,205)
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Equity in losses of affiliated companies                                 17,522      10,492        8,698
    Dividend from affiliated companies                                            -       1,719        2,971
    Minority interest in income (losses) of subsidiaries                     (5,160)      4,135       10,907
    Gain from disposal of businesses and affiliated companies and
      changes in holdings in affiliated companies, net                      (23,328)   (132,396)     (25,754)
    Gain from sale of investments in available for sale securities          (56,515)     (5,360)     (17,924)
    Gain from disposal of businesses included in discontinued operations       (213)          -       (4,137)
    Depreciation and amortization                                             1,513       1,868        3,573
    Impairment of intangible assets and property and equipment                1,329       7,097            -
    Impairment of goodwill                                                        -       1,980            -
    Decline in value of other investments                                       636         803        3,716
    Equity in losses (gains) of partnerships                                   (174)          7          547
    Stock based compensation and changes in liability in respect of
      call options                                                             (811)      3,033        2,564
    Deferred taxes, net                                                      (7,288)     (2,409)       6,229
  Changes in operating assets and liabilities
    Decrease (increase) in trade receivables                                   (947)       (139)       3,491
    Decrease (increase) in other receivables and prepaid expenses               (38)         88        1,888
    Decrease (increase) in trading securities, net                                4           5           (4)
    Decrease (increase) in inventories and contracts-in-progress               (519)        333          589
    Decrease in trade payables                                                 (834)     (1,184)      (2,009)
    Increase (decrease) in other payables and accrued expenses (mainly
      provision for income taxes)                                           (12,139)     16,935       (5,275)
    Other                                                                      (753)       (552)         652
                                                                           --------    --------    ---------
Net cash used in operating activities                                       (40,380)     (9,412)     (16,483)
                                                                           --------    --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                                         (3,823)    (57,916)     (14,884)
  Proceeds from sale of affiliated companies shares                          10,522     211,360       13,878
  Cash and cash equivalents resulting from newly consolidated
    subsidiaries (Schedule A)                                                     -         247            -
  Change in cash and cash equivalents resulting from disposal of
    businesses (Schedule B)                                                   1,800           -       (4,648)
  Investment in other companies                                             (27,651)    (15,264)        (299)
  Proceeds from sale of investments in other companies                          237           -            -
  Proceeds from repayment of loan from an affiliate                           2,253           -            -
  Collection of long term receivables                                             -           -          772
  Proceeds from sale of available for sale securities                       119,888       8,062       46,143
  Investments in debentures and deposits                                    (59,185)   (105,378)      (8,925)
  Investment in available for sale securities                               (35,405)    (43,000)      (1,952)
  Proceeds from maturities of held to maturity debentures and deposits      105,802      33,345        8,975
  Purchase of property and equipment                                           (995)       (728)        (547)
  Proceeds from sale of property and equipment                                  197           -          329
  Purchase of treasury stock from the minority by a subsidiary                 (823)          -            -
                                                                           --------    --------    ---------
Net cash provided by investing activities                                   112,817      30,728       38,842
                                                                           --------    --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from options exercised                                               697       2,097          177
  Proceeds from exercise of options in a subsidiary                               8           -            -
  Receipt of long-term loans from banks                                           -         519        4,032
  Repayment of long-term loans                                                 (777)    (50,677)      (6,200)
  Decrease in short-term bank loan, net                                      (1,079)    (15,842)      (4,076)
  Repayment of loans from minority shareholders of a subsidiary                   -           -       (4,246)
  Receipt of short-term loans, convertible loans and long-term loans
    from minority shareholders of a subsidiary                                1,003       1,539        3,959
  Issuance expenses in a subsidiary                                             (75)       (180)           -
  Issuance of shares to the minority of a subsidiary                            145           -            -
  Dividend paid                                                             (88,450)
  Dividend to minority shareholders of a subsidiary                               -         (67)           -
                                                                           --------    --------    ---------
Net cash used in financing activities                                       (88,528)    (62,611)      (6,354)
                                                                           --------    --------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (16,091)    (41,295)      16,005
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                       42,611      83,906       67,901
                                                                           --------    --------    ---------
                                                                             26,520      42,611       83,906
LESS CASH AND CASH EQUIVALEMENTS ATTRIBUTED TO DISCONTINUED OPERATIONS            -       (514)       (2,567)
                                                                           --------    --------    ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                             26,520    $ 42,097    $  81,339
                                                                           ========    ========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                Year ended December 31,
                                                                            ------------------------------
                                                                              2005       2004       2003
                                                                            -------    -------    --------
Supplemental cash flow information:
   Cash paid during the year for:
      Income taxes                                                          $30,591    $   172    $     96
                                                                            =======    =======    ========

      Interest                                                              $   203    $ 1,044    $  1,466
                                                                            =======    =======    ========

Proceeds from sale of an affiliate not yet received                         $ 1,958    $     -    $      -
                                                                            =======    =======    ========

Proceeds from sale of an affiliate received in Zoran shares                 $ 7,700    $     -    $      -
                                                                            =======    =======    ========

SCHEDULE A:

                                                                                Year ended December 31,
                                                                            ------------------------------
                                                                              2005       2004       2003
                                                                            -------    -------    --------
Change in cash and cash equivalents resulting from newly consolidated subsidiaries
   Assets and liabilities at date of sale:
      Working capital deficiency, net (except cash and cash equivalents)    $    75    $ 1,071    $      -
      Deposits                                                                    -        (31)          -
      Property and equipment                                                    (14)      (618)          -
      Intangible assets                                                        (237)    (1,350)          -
      Accrued severance pay, net                                                 27          -           -
      Long-term liabilities                                                       -        431           -
      Investment at equity prior to acquisition                                   -        678           -
      Minority interests                                                          -         66           -
      Liability incurred                                                        149          -           -
                                                                            -------    -------    --------

      Cash and cash equivalents acquired                                    $     -    $   247    $      -
                                                                            =======    =======    ========

SCHEDULE B:

                                                                              2005       2004       2003
                                                                            -------    -------    --------
Change in cash and cash equivalents resulting from disposal of businesses
   Assets and liabilities at date of sale:
      Working capital deficiency, net (except cash and cash equivalents)    $  (671)   $     -    $   (708)
      Property and equipment                                                     40          -       1,274
      Intangible assets                                                       2,389          -       6,532
      Deferred tax liability                                                      -          -        (907)
      Accrued severance pay, net                                               (171)         -           -
      Gain resulting from sale of businesses                                    213          -      22,833
   Securities received:
      Marketable securities                                                       -          -      (5,400)
      Other investments                                                           -          -      (1,000)
      Investment in affiliated Company                                            -          -     (30,272)
      Liability incurred                                                          -          -       3,000
                                                                            -------    -------    --------

      Net  increase (decrease) in cash and cash equivalents                 $ 1,800    $     -    $ (4,648)
                                                                            =======    =======    ========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

            a. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, information and communication technology, semiconductors and advanced materials.

            b. On August 22, 2004 Discount Investment Corporation Ltd. ("DIC") completed a tender offer to purchase 7.5% of the Company's shares. In addition, in May 2005, DIC purchased additional 1.8% of the Company's shares. Following the consummation of the tender offer and the additional purchase of shares, DIC's interest in the Company increased from approximately 38.5% to approximately 46% in 2004 and to 47.5% in 2005 of the Company's outstanding shares.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

            The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

            The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

            a.    Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

            b.    Financial statements in U.S. dollars

                  The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars and sales of its subsidiaries are mainly in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

                  Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

                  Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

                  Monetary balances - at the exchange rate in effect on the balance sheet date.

                  Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

                  All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            b.    Financial statements in U.S. dollars (Cont.)

                  The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

            c.    Principles of consolidation

                  The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and of VIEs for which the Company is the primary beneficiary according to the provisions of FIN 46, as described below. Inter-company balances and transactions have been eliminated upon consolidation.

                  In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

                  In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or
                  (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

                  FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

                  A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                  FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004. The adoption of FIN 46 did not have a material effect on the company's financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            c.    Principles of consolidation (Cont.)

                  As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are:

                                                           December 31,
                                                  -------------------------
                                                     2005            2004
                                                  -------------------------
                                                      Consolidated % of
                                                  outstanding share capital
                                                  -------------------------
Elbit Ltd. ("Elbit")                                100.0           100.0
DEP Technology Holdings Ltd. ("DEP")                100.0           100.0
RDC Rafael Development Corporation Ltd. ("RDC")      50.1            49.6
Elron Telesoft Ltd. and Elron Telesoft Export
   Ltd. (together the "ET group")                       -           100.0
Galil Medical Ltd. ("Galil")                         59.1            59.1
Mediagate Ltd. ("Mediagate")                        100.0           100.0
SELA Semiconductors Engineering Laboratories
   Ltd. ("SELA")                                     66.2            54.4
Starling Advanced Communications Ltd.
   ("Starling")                                      66.5            66.5
3DV Systems Ltd. ("3DV")                             88.7            94.8
Enure Networks Ltd. ("Enure") (formerly Gaia
   broadband services management Ltd.)               57.2               -

            d.    Business combinations

                  Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

            e.    Cash and cash equivalents

                  Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

            f.    Bank deposits

                  Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

            g.    Marketable securities

                  Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            g.    Marketable securities (Cont.)

                  Certain marketable securities covered by SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS 115") are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders' equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeding six months and when the Company do not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

                  Debt securities, which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost plus accrued interest. Interest and amortization of premium and discount on such debt securities are recorded as financial income.

            h.    Inventories and contracts in progress

                  Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

                  Cost is determined as follows:
                  Raw materials - using the "first in, first out" method. Contracts-in-progress (included in assets attributed to discontinued operations) - represent amounts related to contracts as determined by the percentage of completion method of accounting.
                  Finished Products - on the basis of direct manufacturing costs with the additional of allocable indirect manufacturing costs, with cost measured on an average basis.

            i.    Investments in companies

                  Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method ("affiliated companies") (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee's voting stock. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

                  The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            i.    Investments in companies (Cont.)

                  In July 2004, the EITF reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 are effective since the beginning of the fourth quarter of 2004. For investments that are not common stock or in-substance-common stock, but were accounted for under the equity method prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses were not reversed. Upon adoption of EITF 02-14, the Company evaluated all of its investments at the adoption date and concluded that no change should be made to its then implemented accounting treatment as a result of the adoption of EITF 02-14.

                  The Company applies EITF 02-18 "Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition" ("EITF 02-18") in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control), if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

                  In circumstances where the Company's ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate's security or loan held by the Company to which the equity method losses are being applied.

                  The excess of the purchase price over the proportional fair value of net tangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 14 years, commencing from the acquisition date.

                  Gains arising from issuance of shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin ("SAB") No. 51 "Accounting for Sales of Stock by a Subsidiary".

                  When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is adopted retroactively and financial statements of prior periods are adjusted accordingly.

                  Investments in partnerships in which the Company has a greater than five percent interest, are accounted for under the equity method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            i.    Investments in companies (Cont.)

                  Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over their operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

                  Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

            j.    Property and equipment

                  Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                   %
                                                      --------------------------

                  Land and Buildings                              0-4
                  Computers, Machinery and Furniture             6-33
                  Motor vehicles                                  15
                  Leasehold improvements              over the term of the lease

            k.    Impairment and disposal of long-lived assets

                  The Company and its subsidiaries long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

                  See Note 3c regarding impairment of intangible assets.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            l.    Intangible assets

                  Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

                  The Company evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

                  Under SFAS No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

                  SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

                  Fair value of the company's reporting unit is determined using discounted cash flows and market capitalization.

                  In 2004 and in the second quarter of 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of the ET group, which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,980 in 2004 and $1,300 in 2005. The fair value of the reporting units was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

                  The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

            m.    Revenue recognition

                  The Company's subsidiaries sell software, license and support systems products and disposable medical products.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            m.    Revenue recognition (Cont.)

                  The ET group generated revenues from software, sale of license and support systems, which are included in discontinued operations. Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Other product sales and revenues are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104").

                  Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and persuasive evidence of an arrangement exists.

                  When the products are warranted, a provision is recorded for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

                  Revenues from software licenses that require significant customization, integration and installation (included in discontinued operations) are recognized based on SOP 81-1, "Accounting for Performance of Construction Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Revenues derived from software licensing arrangements based on new technology, in which the Company's subsidiary does not have sufficient prior experience and estimates are not reasonably determinable, are recognized using the completed-contract method.

                  Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

                  Revenues from service agreement on a cost plus basis are recognized as the services are performed, based on the costs incurred.

            n.    Research and development costs

                  Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

            o.    Advertising costs

                  Advertising costs are charged to the consolidated statement of operations as incurred.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            p.    Royalty-bearing grants

                  Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

                  Research and development grants received by certain of the Company's subsidiaries in 2005 amounted to $1,528 (2004 - $1,535, 2003 - $382).

                  Research and development grants received by the ET group, which are presented in the discontinued operations in 2005 amounted to $0 (2004 - $181, 2003 - $105).

            q.    Income taxes

                  The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

            r.    Income (loss) per share

                  Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

                  In 2003, all shares relating to the outstanding stock options were excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total ordinary share equivalents relating to the outstanding options, excluded from the calculations of diluted net loss per share, were 1,799 for the year ended December 31, 2003.

            s.    Stock based compensation

                  For stock options granted prior to 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. Compensation cost is recorded over the vesting period on a straight line basis.

                  Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No.123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the prospective method of adoption selected by the company under the provisions of FASB Statement No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"), the fair value recognition provisions were applied to all employee awards granted, modified, or settled after January 1, 2003. Compensation cost is recorded over the vesting period on a straight line basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            s.    Stock based compensation (Cont.)

                  The expense related to stock-based employee compensation included in the determination of net income (loss) for 2005, 2004 and 2003 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income (loss) and pro forma basic and diluted net income
                  (loss) per share would be as follows:

                                                                  Year ended December 31,
                                                           ------------------------------------
                                                              2005         2004        2003
                                                           ----------   ----------   ----------
   Net income (loss), as reported                          $   47,335   $   84,133   $   (7,205)
   Add: Stock-based employee compensation
     expense included in reported net income
     (loss)                                                       347          202        1,030

   Deduct: Total stock-based employee
     compensation expense determined under the
     fair value based method for all awards                     2,739        2,981        3,094
                                                           ----------   ----------   ----------

   Pro forma net income (loss)                             $   44,943   $   81,354   $   (9,269)
                                                           ==========   ==========   ==========
Income (loss) per share:
   Basic - as reported                                     $     1.61   $     2.87   $    (0.25)
   Basic - pro forma                                             1.53         2.78        (0.32)

   Diluted - as reported                                         1.60         2.86        (0.25)
   Diluted - pro forma                                           1.52         2.77        (0.32)

                  The fair value of stock options for the company was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2005, 2004 and 2003:

                                                              2005         2004         2003
                                                           ----------   ----------   ----------
Risk-free Interest Rate                                       4.75%        2.5%           1%

Expected Dividend Yield *)                                       0%          0%           0%

Expected Volatility                                             38%         42%          53%

Expected Lives                                                 2.8         2.8          2.7

*) According to the Company's option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield. When such a reduction in exercise occurs, there is no accounting consequence.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            s.    Stock based compensation (Cont.)

                  The Company's additional disclosures required by SFAS 123 and SFAS 148 are provided in Note 16.

                  Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses in general and administrative expenses.

            t.    Comprehensive income

                  Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 24).

            u.    Severance pay

                  The Company's and its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

                  Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $354, $816 and $611, respectively.

                  Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 presented in the discontinued operations amounted to $28, $62 and $120, respectively.

            v.    Discontinued operations

                  Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations, that is provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

            w.    Fair value of financial instruments

                  SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2005 and 2004, unless otherwise

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            w.    Fair value of financial instruments (Comt.)

                  stated. The estimated fair values have been determined through information obtained from market sources and management estimates.
                  It was not practical to estimate the fair value of the Company's investments in shares and loans of non-public affiliates and other companies because of the lack of a quoted market price or without incurring excessive costs. The carrying amounts of these companies were $75,143 and $64,146 at December 31, 2005 and 2004, respectively, and they represent the original cost, net of any impairment charges, and in the case of affiliates also the Company's equity in the losses of the affiliates and its share in the changes of the affiliates equity, since the dates of acquisition.

            x.    Concentrations of credit risk

                  Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

                  Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. Marketable debentures are mainly debentures of U.S. government agencies with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

                  Trade receivables are derived from sales to major customers located primarily in the U.S and in Asia. The Company's subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

                  As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

            y.    Recently issued accounting pronouncements

                  i. In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Errors Corrections" ("FAS 154"). FAS 154 replaces APB No. 20 "accounting changes" ("APB 20") and SFAS No. 3 "Reporting Accounting changes in Interim Financial Statements". FAS 154 applies to all voluntary changes in accounting principle, and changes the accounting for and reporting of a change in accounting principle. FAS 154 requires, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no effect on the Company's financial position and results of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            y.    Recently issued accounting pronouncements (Cont.)

                  ii. In November 2005, the FASB issued FSP ("FASB staff positions") FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity". The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, "The Meaning of other-than-Temporary Impairment and its Application to Certain Investments", with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of FSP FAS 115-1 will have a material effect on its financial position or results of operations.

                  iii. On December 16, 2004 the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R), supersedes APB 25, and amends FASB Statement No. 95, "Statements of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31, 2005 (such as the Company) to January 1, 2006.

                  SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

                  1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

                  2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purpose of pro forma disclosures all prior periods presented.

                  The company plans to adopt SFAS 123(R) using the modified-prospective method.

                  The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method" described in SFAS 148.

                  Because SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS 123 using the prospective transition method (which applied only to award granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). However, had the Company adopted SFAS 123(R) in prior periods, the impact of that

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            y.    Recently issued accounting pronouncements (Cont.)

                  standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2(s) to the consolidated financial statements.

                  In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

            z.    Reclassifications

                  Certain prior year amounts were reclassified to conform with current year financial statement presentation.

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES

            a.    Galil

                  Galil Medical Ltd. ("Galil") develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

                  1. On July 1, 2003, Galil announced the completion of the merger of Galil's urology business and the Brachytherapy business of Amersham plc ("Amersham") (Amersham was subsequently acquired by General Electric Company (NYSE:GE) ("GE")). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. ("Oncura"), was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange, Amersham received 78% and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 resulting in Galil's owning an aggregate interest of 25% in Oncura.

                        Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amersham provide Oncura with certain exclusive supply, manufacturing and R&D services, on a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

                        Galil accounted for the transfer of its business in exchange for an interest in Oncura as a non-monetary exchange which was recorded at fair value. The fair value of the transaction was approximately $150,000. As Galil retains an indirect interest in the tangible and intangible assets transferred to Oncura, the portion of the gain relating to the interest retained has been deferred. This deferred gain is realized according to the rate of amortization of the assets transferred by Galil to Oncura.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

            a.    Galil (Cont.)

                        Accordingly, the investment in Oncura, which is accounted for under the equity method, was recorded in the amount of approximately $30,000.

                        As a result, a gain on the transaction of approximately $21,200 was recorded in 2003 in the statement of operations under "Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net". The gain is net of realization of goodwill, related to the "Other Holdings and Corporate Operations" segment, in the amount of approximately $500. Elron's share in the gain (net of minority interest and income taxes) amounted to approximately $4,400.

                        The investment in Oncura as of the date of the transaction included amounts allocated to goodwill of approximately $14,200, to other intangibles of $23,800 and to deferred tax liabilities of $ 9,100.

                        In 2005, due to an impairment of a certain agreement, the Company wrote down an amount of $1,700 ($ 800 net of minority interest), which is the unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura's results, the Company recorded in 2005 an impairment loss on the investment in Oncura in the amount of $ 3,400 ($ 1,400 net of minority interest), due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item "equity in losses of affiliated companies".

                        In 2003, Galil signed a loan agreement with Oncura, according to which Galil has committed to extend loans to Oncura up to an aggregate principal amount of $2,000. As of December 31, 2005, Galil advanced $875 to Oncura in respect of this agreement. The loan bears an interest rate of Libor+0.75% per annum and is to be repaid in March 2007.

                        Each of Galil and GE provided to Oncura a letter in which they confirmed their intention to continue providing financial support to Oncura through March 1, 2007 or such later date, as may be agreed by Oncura's shareholders.

            b.    ESW

                  On September 2, 2003, Elron's majority owned subsidiary, Elron Software Inc. ("ESI"), sold substantially all of its assets and business to Zix Corporation ("Zix"), a publicly traded company on NASDAQ (NASDAQ: ZIXI). In consideration for the assets and business sold, Zix issued to ESI 1,709,402 unregistered shares of its Common stock, with a market value of approximately $ 6,000 and a convertible note bearing an interest rate of 5.75% ("the Note") in the amount of $ 1,000. The Note was converted into 262,454 shares of Zix Common stock, in the fourth quarter of 2003. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1,000. Following the transaction, ESI changed its name to ELRON SW, INC. ("ESW").

                  In determining the gain on the sale of ESI's business, Elron valued the Zix Common stock at $5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $4,100, of which $2,500 represents an elimination of a liability to minority shareholders previously recorded by Elron with respect to options granted to ESW's employees due to the expiration of the unexercised options.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

            b.    ESW (Cont.)

                  The business sold by ESW represents a component of an entity as defined in SFAS 144 and since the criteria for reporting discontinued operations under SFAS 144 is met, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations.

                  The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. Of the 1,971,856 shares received, 1,117,155 shares (including 262,454 shares which resulted from the conversion of the convertible note) were sold in 2003 in consideration for approximately $ 9,000, resulting in a realized gain of approximately $4,800 ($ 3,200 net of tax) and 854,701 shares were sold in 2004 in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).

                  ESW was voluntarily dissolved in December 2004.

            c.    Mediagate

                  In December 2003, Mediagate signed an agreement, for the sale of its technology and related intellectual property assets. The closing of the transaction occurred on January 28, 2004 with no effect on the consolidated results of operations. According to the agreement, the consideration for the technology is in the form of royalties, up to a maximum of $5,000 to be paid on future sales through December 31, 2009, of products that are based on Mediagate's technology.

                  As a result of the Company's revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate's technology. This impairment loss is included as a separate line item in the statement of operations.

            d.    Elron Telesoft

                  On December 29, 2005, Elron sold all of its shares of Elron Telesoft to ECtel Ltd. (NASDAQ: ECRX) for $2,500, of which $2,100 paid in cash immediately and up to an additional $400 shall be paid if certain milestones will be achieved during 2006. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on Elron Telesoft assets).

                  According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by Elron Telesoft met the criteria for reporting discontinued operations and therefore the 2005 results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

            e.    Enure

                  On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure, in consideration for 213,690 Series A preferred shares. Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron's investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis). Since the Company has control over Enure, Enure's financial statements have been consolidated in the Company's consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

NOTE 4:- CASH AND CASH EQUIVALENTS

            Includes mainly bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 4.1% per annum (December 31, 2004
            - 2.22%).

NOTE 5:- SHORT-TERM INVESTMENTS

                              Annual Weighted
                                  Average
                            Interest rate as of
                             December 31, 2005             December 31,
                            -------------------    ---------------------------
                                     %                 2005             2004
                            -------------------    ----------        ---------
Certificate of deposits                                     -              223
Bank deposits                        3.77%             54,661          100,801
                                                   ----------        ---------

                                                     $ 54,661        $ 101,024
                                                   ==========        =========

NOTE 6:- AVAILBLE FOR SALE MARKETABLE SECURITIES

Available-for-sale securities: (1)
  U.S. government agencies and
  corporate debentures               3.68%           $ 62,617        $  44,985
                                                   ----------        ---------

                                                       62,617           44,985

    (1)   Includes unrealized losses                 $      -*)      $     253
                                                   ==========        =========

    * )   In 2005 -the unrealized losses in
          the amount of $909 were reclassified
          as finance income, net due to other
          than temporary decline in value

                                                      Maturities
                                                      ----------

As of December 31, 2005:

Available-for-sale securities:
Due in one year or less                               $   19,882
Due after one year to three years                         35,755
Due after three years to five years                        6,980
                                                          62,617
                                                      ==========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES

            a.    Affiliated companies are as follows:

                                                          December 31,
                                                    -------------------------
                                                     2005               2004
                                                    -------------------------
                                                        Consolidated % of
                                            Note    outstanding share capital
                                           ------   -------------------------

                  Elbit Systems ("ESL")     7d(1)       -                  -
                  Given Imaging             7d(2)    24.2               24.7
                  ChipX                     7d(3)    26.5               26.5
                  K.I.T eLearning           7d(4)       -                  -
                  Wavion                    7d(5)    37.8               37.5
                  Oren Semiconductors       7d(6)       -               40.9
                  NetVision                 7d(7)    39.1               45.7
                  AMT                       7d(8)    41.8               40.3
                  Oncura                     3a      25.0               25.0
                  Pulsicom                    -      18.2               18.2
                  Notal Vision                -      25.6               25.5
                  CellAct                     -      45.0               45.0

            b.    Composition of investments: (1)(2)

                                                         December 31
                                                  -----------------------
                                                      2005        2004
                                                  ----------   ----------
                  Given Imaging                       68,956       71,748
                  Oncura                              22,072       29,259
                  Netvision                            5,549        3,542
                  Others                               6,203       12,575
                                                  ----------   ----------

                                                  $  102,780   $  117,124
                                                  ==========   ==========
(1)   Includes loans and convertible loans
      (bearing a weighted average interest rate
      of 6.42% per annum (December 31, 2004 -
      5.03%))                                     $    1,417   $    7,122
                                                  ==========   ==========

(2)   Difference between the carrying amounts
      of investments and the Company's share in
      the net equity of affiliates, attributed
      to technology, goodwill and other
      intangible assets                           $   69,913   $   81,726
                                                  ==========   ==========

            c.    Fair market value of marketable securities:

                                                         December 31
                                                  ------------------------
                                                      2005        2004
                                                  ----------   -----------
                      Stock Exchange              U.S. dollars in millions
                  ----------------------          ------------------------
Given Imaging     Tel-Aviv and NASDAQ             $      176   $      245
Netvision         Tel-Aviv                        $     27.7            -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

            d.    Additional information

                  1.    ESL

                        On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in Elbit Systems Ltd. ("ESL") (NASDAQ: ESLT) constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. ("Federmann Enterprises"), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded, in 2004, a gain of approximately $104,600 which net of tax amounted to approximately $91,500. The gain net of tax includes a reduction of approximately $21,600 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards.

                  2.    Given

                  a. Given Imaging Ltd. ("Given"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

                        In 2003, RDC, then a 48% held subsidiary sold 753,600 shares of Given for a total consideration of approximately $7,800, resulting in a gain of approximately $4,400 ($70 net of tax and minority interest) as a result, Elron's directly and indirectly ownership interest in Given decreased to approximately 17%.

                  b. In May 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael Armament Development Authority ("Rafael") (the other shareholder of RDC), according to which, RDC sold 2,000,000 unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders' loans to Rafael and Elron. This transaction did not have any effect on the Company's consolidated results of operations and the Company's direct and indirect interest in Given.

                  c. In April 2004, RDC purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given. The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

                        RDC recorded the purchase of the treasury shares based on the fair value of Given's shares on the date of distribution. Accordingly, RDC recorded a gain on the distribution of Given shares of approximately $5,800. RDC's purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5% to approximately 49.6%. This acquisition of the additional interest in RDC was accounted for by the purchase method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

            d.    Additional information (Cont.)

                  2.    Given (Cont.)

                        Accordingly, Elron recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400, net of tax and minority interest.

                        The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $1,900 and was allocated mostly to RDC's remaining investment in Given.

                  d. In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300. As a result of the sale of Given's shares by RDC and the issuance of shares by Given, Elron's directly and indirectly ownership interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

                  e. During the second half of 2004, Elron purchased 1,373,513 ordinary shares of Given in consideration for approximately $43,900. As a result, Elron's direct and indirect ownership interest in Given increased from approximately 15% to approximately 20%. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $39,500 and was allocated as follows: approximately $30,400, net of deferred tax liability in the amount of $ 1,900 to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,700 to in-process research and development activities ("IPR&D"), and approximately $7,400 to goodwill.

                        Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

                  f. During 2004, the Company's Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49 and the elimination of the related liability previously recorded in Elron's books. As a result, Elron recorded a gain of approximately $600.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

            d.    Additional information (Cont.)

                        During 2005 a former senior employee of RDC exercised options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC'S books. As a result, RDC recorded a gain of approximately $1,200 ($500 net of tax and minority interest).

                  3.    ChipX

                        ChipX is a manufacturer of late stage programmable structured ASICs (application-specific integrated circuits). In March 2004, ChipX Incorporated ("ChipX") completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's voting interest in ChipX decreased from approximately 33% to approximately 26%. The aforementioned transaction had no effect on Elron's results of operations.

                  4.    KIT

                        In July 2003 Elron invested $2,000 in K.I.T. eLearning B.V ("KIT"), in consideration for 1,243,396 Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by DIC. KIT was previously held by Elron at a rate of approximately 29%.

                        In addition to this investment, Elron's loan to KIT in the amount of $1,500 (which was granted during 2001 and 2002) was converted into 324,388 series B-1 preferred shares of KIT. Following the investment and the loan conversion, Elron held approximately 45% of KIT's outstanding shares.

                        In March 2004, Elron together with the other shareholders of KIT, DIC and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (NASDAQ: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007, from which Elron's share will be up to approximately $5,700.

                  5.    Wavion

                        In 2003, Elron invested $3,000 in Wavion Inc. ("Wavion") in consideration for 3,575,686 Series B preferred shares, out of an aggregate amount of $12,500 raised by Wavion in a private placement from Elron and new investors. In addition to this investment, Elron converted previously granted loans into 1,787,843 Series A1 preferred shares. In 2005, Elron invested $1,424 in consideration for 1,696,728 Series B preferred shares, out of an aggregate amount of $3,600. Wavion is a developer of broadband wireless access systems for Wi-Fi networks. As of December 31, 2005, Elron's holds approximately 38% of Wavion on a fully diluted and on an as converted basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

            d.    Additional information (Cont.)

                  5.    Wavion (Cont.)

                        Wavion is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of December 31, 2005, the Company's maximum exposure to loss as a result of its involvement in Wavion does not exceed the carrying value of its investment in Wavion in the amount of approximately $761.

                  6.    Oren

                   a. In July 2003, Elron purchased 6,581,671 preferred E2 shares of Oren Semiconductors Inc. ("Oren") in consideration for $3,000, as part of an aggregate investment of $8,000 of existing shareholders and of Zoran Corporation (NASDAQ: ZRAN) ("Zoran").

                        In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron's part was approximately $4,400. Elron's loans were converted to 3,824,563 preferred E1 shares of Oren. Following the investment and the loan conversion, Elron's interest in Oren increased from approximately 17% to approximately 41% and accordingly Elron began applying retroactively the equity method of accounting to its investment in Oren.

                   b. On June 10, 2005, Zoran completed the acquisition of Oren. Prior to the transaction, Zoran held approximately 17% of Oren.

                        The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). An amount of approximately $1,900 out of the cash received is deposited in an escrow account, half until June 2006 and half until June 2007, for the assurance of Oren's representations in accordance with the agreement. As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).

                        In July 2005, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100 (approximately $700 net of tax).

                  7.    NetVision

                   a. NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology. During 2004, Elron and DIC each granted NetVision Ltd. ("NetVision") a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. DIC is the other major shareholder of Netvision. In accordance with EITF 02-18, Elron recognized all previously suspended equity method losses in NetVision in the amount of the loan granted.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

            d.    Additional information (Cont.)

                  7.    NetVision (Cont.)

                        During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bore an interest rate of Libor +2% per annum.

                   b. On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on the relative fair value of such securities. In addition, future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS 28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron's interest in Netvision decreased from 45.7% to approximately 39% resulting in a gain of approximately $3,000. If all convertible securities in Netvision are converted to shares, Elron's interest in Netvision will decrease to 27.4%.

                  8.    AMT

                        The AMT group develops technologies and products based on amorphous metals. In June 2004, Elron completed an investment of $3,000 in convertible notes of AMT then held 28% by Elron, together with an international strategic partner which also invested $3,000 in AMT's convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT for a total amount of up to approximately $33,250, which may be exercised over various periods up to a maximum of 48 months from the closing date of the transaction. As a result of the transaction, Elron increased its ownership interest to approximately 35% on a fully diluted basis (excluding warrants) and on an "as converted" basis. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $4,200 and was allocated as follows: approximately $2,900 net of deferred tax liability in the amount of approximately $300 to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $1,100 to IPR&D and approximately $140 to tangible assets.

                        In 2005, Elron invested additional $900 in convertible notes and $500 in loans bearing an interest rate of 8% per annum.

                  9.    Oncura

                        Regarding the investments in Oncura, see Note 3(a)(1).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

            e.    Summarized information

                  Summarized combined financial information is as follows:

                                             Given         Others
                                         ------------    -----------
December 31, 2005:

  Balance sheet information:
    Current assets                        $   108,976     $   81,546
    Non-current assets                         40,134         91,372
    Total assets                              149,110        172,917
    Current liabilities                        22,759         84,222
    Non-current liabilities                    24,246         56,701
    Minority interest                              61            143
    Redeemable preferred stock                      -         36,108
    Shareholders' equity (deficiency)         102,044         (4,257)

Year Ended December 31, 2005:

Statement of operations information:
Revenues                                  $    86,776     $  167,770
Gross profit                                   64,706         57,042
Net income from continuing
  operations and net income                     6,343          5,405
Net loss from continuing operations
  and net loss                                      -        (24,889)

                                             Given            Others
                                         ------------    -----------
December 31, 2004:

  Balance sheet information:
    Current assets                        $   110,433     $   66,990
    Non-current assets                         13,791         96,426
    Total assets                              124,224        163,419
    Current liabilities                        17,446         82,060
    Non-current liabilities                    10,984         49,278
    Minority interest                           1,177            493
    Redeemable preferred stock                      -         34,272
    Shareholders' equity (deficiency)          94,617         (2,684)

Year Ended December 31, 2004:

Statement of operations information:
Revenues                                  $    65,020     $  158,965
Gross profit                                   47,286         53,494
Net income from continuing
  operations and net income                     2,888          4,446
Net loss from continuing operations
  and net loss                                      -        (23,586)

                  Following is the summary of information from ESL's unaudited financial report as of June 30, 2004, which the Company used in order to record in 2004 its share in the equity and results of ESL until the date of sale of the investment in ESL (on July 28, 2004) and in order to determine the gain resulting from the aforementioned sale (see Note 7d1).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

            e.    Summarized information

                                                             ESL
                                                          ----------

                  June 30, 2004: (unaudited)

                  Balance sheet information:
                      Current assets                      $  559,848
                      Non-current assets                     452,190
                      Total assets                         1,012,038
                      Current liabilities                    358,671
                      Non-current liabilities                171,419
                      Minority interest                        3,972
                      Shareholders' equity                   477,976

                  Six months ended June 30, 2004
                    (unaudited):

                  Statement of operations information:
                  Revenues                                $  445,317
                  Gross profit                               115,438
                  Net income from continuing
                    operations and net income                 24,039

            f.    Goodwill and intangible assets allocated to investments

                  The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2010 is approximately $4,600.

                  The weighted average amortization period of the intangible assets is approximately 14 years.

                  At the balance sheet date, the Company has goodwill in the amount of $20,650 allocated to investments accounted for under the equity method.

            g.    Impairment

                  As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $5,300, $700 and $500, in 2005, 2004 and 2003, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

                                                               December 31
                                                         -----------------------
                                                           2005           2004
                                                         -----------   ---------
             Marketable securities presented as
               available- for- sale
               securities:  (1)
             Partner (2)                                 $    25,998   $ 136,208
             Other                                             1,065         950
                                                         -----------   ---------
                                                              27,063     137,158
                                                         -----------   ---------
             Partnerships                                      3,698       3,176
                                                         -----------   ---------
             Other investments and
               long-term receivables (3)(4)                   43,170      15,595
                                                         -----------   ---------
                                                         $    73,931   $ 155,929
                                                         ===========   =========
            (1)   Includes unrealized gains              $    17,540   $  90,484
                                                         ===========   =========

            (2)   Partner Communications Company Ltd. ("Partner")

                  As of December 31, 2005 and 2004, Elbit holds 3,091,361 and 15,856,551 shares of Partner, respectively. In 2003, Elbit sold 6,278,226 shares of Partner in consideration for approximately $29,300. As a result, Elron recorded a realized gain of approximately $11,000 ($7,100 net of tax). On April 20, 2005 Elbit completed the sale of 12,765,190 Partner shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a gain of approximately $56,400 (approximately $45,400 net of tax).

                  The gain net of tax includes a reduction of approximately $ 9,400 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e).

                  Subsequent to the aforementioned sale and as of December 31, 2005, Elbit holds approximately 2% of the outstanding shares of Partner. This interest in Partner is no longer pledged to the banks providing financing to Partner.

                  On March 8, 2006, Elron announced the signing of a definitive agreement to acquire approximately 823,000 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price, subject to adjustments in accordance with the terms of the agreement. Upon completion of the acquisition, we will hold approximately 2.6% of Partner. The completion of the acquisition is subject to the satisfaction of certain closing conditions including regulatory approval. There is no assurance that the acquisition will be completed.

                  Almost all of these shares are subject to transfer restrictions under Partner's license.

            (3) During 2005, 2004 and 2003, Elron recorded impairment losses of approximately $600, $800 and $3,700, respectively, in respect of certain investments and receivables.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

            (4)   Other investments include mainly the following companies:

                                                  December 31,
                                  -------------------------------------------
                                    Note          2005             2004
                                  -------   ---------------   ---------------
                                            % of outstanding share capital on
                                                  an as converted basis
                                            ---------------------------------
                  Jordan Valley   8(4)(a)        27.8               27.8
                  Impliant        8(4)(b)        21.5               20.1
                  Nulens          8(4)(c)        21.6                  -
                  Teledata        8(4)(d)        21.1                  -
                  Brainsgate      8(4)(e)        22.3                  -
                  Safend          8(4)(f)           -                  -

            (a)   Jordan Valley

                  On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. ("Jordan Valley"), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal Industries and Investments Ltd. ("Clal") by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis and on an as converted basis. According to the agreement, Elron's holding percentage was subject to adjustment based on Jordan Valley's future performance and therefore Elron invested in October 2005 an additional $1,400. Jordan Valley is also 40% owned (indirectly) by Clal, an entity under common control with DIC. Elron's investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

            (b)   Impliant

                  On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. ("Impliant") as part of a financing round of approximately $18,000 from new and existing investors of Impliant. In 2005 Elron invested an additional $1,000 in consideration for 2,682,907 Preferred C shares as part of a financing round of approximately $5,400. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. Following the aforementioned investments, Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis. Since the investment in preferred C shares is not considered to be an investment that is in-substance-common stock, the investment in Impliant is accounted for under the cost method.

            (c)   NuLens

                  On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. ("NuLens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

            (c)   NuLens (Cont.)

                  as converted basis and an additional amount of approximately $1,200 was invested on March 9, 2006, simultaneously with an additional investment of $ 1,500, for 241,158 Series B preferred shares as part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A and B shares are not considered to be an investment that is in-substance-common stock, the investment in NuLens is accounted for under the cost method

            (d)   Teledata

                  On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The investment is part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, an indirectly related venture capital fund ("Infinity"), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

            (e)   BrainsGate

                  On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. ("BrainsGate"), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron's investment, Elron holds approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment that is in-substance- common stock, the investment in BrainsGate is accounted for under the cost method.

            (f)   Safend

                  On January 2, 2006 Elron completed an investment of approximately $3,700 in Safend Ltd. ("Safend") of which $200 were granted as a bridge loan in December 2005, in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 9:- PROPERTY AND EQUIPMENT, NET

                                                                             December 31
                                                                        --------------------
                                                                          2005         2004
                                                                        -------      -------
Land and Building                                                       $ 9,944      $10,060
Leasehold improvements                                                    2,508        2,389
Computers, furniture and machinery                                        4,176        3,691
Motor vehicles                                                              561          521
                                                                        -------      -------

                                                                         17,189       16,661
Less - accumulated depreciation                                           9,380        8,604
                                                                        -------      -------

Property and equipment, net                                             $ 7,809      $ 8,057
                                                                        =======      =======

            Depreciation expenses amounted to approximately $1,016, $1,013 and $1,336 for the years ended December 31, 2005, 2004 and 2003, respectively. Depreciation expenses included in the discontinued operations, amounted approximately $10, $124 and $254 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                             December 31
                                                        Period of       --------------------
                                                      amortization        2005         2004
                                                      ------------      -------      -------
                                                          years
Cost:
Technology and other intangible assets (1)                 14           $   425      $   383
                                                                        -------      -------
Accumulated amortization:
Technology and other intangible assets (1)                                  236          174
                                                                        -------      -------

                                                                            189          209
                                                                        -------      -------

Intangible assets with indefinite useful life                             2,629        2,629
Goodwill                                                                  2,742        6,657
                                                                        -------      -------

Amortized cost                                                          $ 5,560      $ 9,495
                                                                        =======      =======

            1. The annual estimated amortization expense relating to Elron's amortizable intangible assets existing as of December 31, 2005, for each of the five years in the period ending December 31, 2010 is approximately $40.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

            2. The changes in the carrying amount of goodwill for the years ended December 31, 2005,2004 and 2003 are as follows:

                                                                     Other Holdings and
                                                                    Corporate operations
                                                                    --------------------
Balance as of January 1, 2003                                       $             14,862
Goodwill write-off relating to sale of
  business                                                                          (781)
Adjustment of goodwill due to reversal
  of valuation allowance in respect to
  deferred tax assets (4)                                                         (7,653)
                                                                    --------------------
Balance as of December 31, 2003                                     $              6,428

Newly consolidated companies                                                         229
                                                                    --------------------
Balance as of December 31, 2004                                     $              6,657
Adjustment of goodwill due to reversal
  of valuation allowance in respect to
  deferred tax assets (4)                                                         (3,915)
                                                                    --------------------
Balance as of December 31, 2005                                     $              2,742
                                                                    ====================

            3. Amortization expenses amounted to approximately $61, $142 and $299 for the years ended December 31, 2005, 2004 and 2003, respectively.

            4. In 2003, Elbit recorded a tax benefit in the amount of approximately $ 7,700, and reduced its valuation allowance in respect of deferred tax assets. Since the tax benefit was in respect of losses carryforward of Elbit at the date of Elbit's merger with Elron (May 2002) ("the merger"), Elron recorded the tax benefit as a reduction from goodwill that had resulted from the merger.

                  With respect to 2005 - see Note 14 (e).

            5. Regarding the write down of an intangible asset relating to Mediagate, see Note 3c.

NOTE 11:- SHORT-TERM LOANS FROM BANKS AND OTHERS

                                                         Weighted
                                                         Average
                                                      Interest rate
                                                       December 31,
                                                           2005          December 31
                                                      -------------   ----------------
                                                            %          2005      2004
                                                      -------------   -------   ------
Short-term loans from banks denominated
  in NIS                                                      -       $     -   $    9
Short-term loans from banks denominated
  in U.S. dollars                                          6.62%        3,808      380
                                                                      -------   ------
                                                                      $ 3,808   $  389
                                                                      =======   ======

                  As of December 31, 2005, the balance also includes a bank loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2005 and 2004 was approximately 5.3% and 3.3%, respectively). In 2004 the loan was represented as long term loan. In February 2006, the loan (including accrued interest) was extinguished for a consideration of $100. As a result Elron will record in the first quarter of 2006 a gain of approximately $2,700.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES

                                                            December 31
                                                       -------------------
                                                         2005       2004
                                                       --------   --------
            Payroll and related expenses (1)           $  2,502   $  2,559
            Provision for income taxes                    4,252     19,044
            Accrued expenses                                850        348
            Deferred revenues                                 -         89
            Employees call options (2)                      836      3,835
            Provision for rent                                -      1,007
            Provision for Professional expenses             455        314
            Chief Scientist                                 443        525
            Others                                        1,687      1,960
                                                       --------   --------

                                                       $ 11,025   $ 29,681
                                                       ========   ========

             (1)  Includes provision for vacation pay  $    958   $    818
                                                       ========   ========

             (2)  EMPLOYEE CALL OPTIONS

            a. The Company's Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

            b. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

            c. In 1999, RDC granted two former senior employees with call options to purchase up to 5% of the investments held by RDC at that date at an exercise price as determined in the call option agreement. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $ 0.17 per share (See Note 7d(2)).

            d. In 2004, RDC granted to a key employee call options to purchase up to 0.75% of RDC's investment in Starling at an exercise price as determined in the call option agreement. Approximately 67% of the options vest ratably over a period of 4 years and the balance are fully vested.

            All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - d above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2005, 2004 and 2003, respectively: (1) expected life of the option of 1.8, 4 and 3.89, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%, 50% and 0% to 65%, respectively; and (4) risk-free interest rate of 4.6%, 2.5% and 1%, respectively.

            In respect of the aforementioned call options, compensation expense (income) amounted to $(1,041), $1,414 and $957 for the years ended December 31, 2005, 2004 and 2003, respectively. These compensation expenses are included in General and administrative expenses.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS

            a.    COMPOSITION

                                                       December 31
                                                    ------------------
                                                      2005       2004
                                                    -------    -------
                  Long-term loans from banks (1)    $    23    $ 3,420
                  Long-term loans from others (2)     3,519      3,626
                                                    -------    -------
                                                      3,542      7,046

                  Less-current maturities (2)        (2,065)    (2,974)
                                                    -------    -------

                                                    $ 1,477    $ 4,072
                                                    =======    =======

                  (1)   In 2004, with respect to Mediagate's loan see Note 11.

                  (2) As of December 31, 2005 and 2004 an amount of $2,058 and $2,199, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel ("NIS") and do not bear interest or linkage. These amounts are included in current maturities of long term loans.

                        As of December 31, 2005, the amount also includes a loan of approximately $1,379 from the minority shareholders of Galil. The loan bears interest at a rate of Libor plus 3%.

            b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

                  First year (current maturities)              $ 2,065
                  Second year                                    1,469
                  Third year                                         8
                                                               -------

                                                               $ 3,542
                                                               =======

NOTE 14:- INCOME TAXES

            a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                  In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

            b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

                  Certain of the Company's subsidiaries in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

            c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

                  Some of the Company's subsidiaries have been granted an "Approved Enterprise" status for their production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959. The main benefit to which these subsidiaries are entitled, conditional upon the fulfilling of certain conditions stipulated by the above law, is a ten-year exemption from tax on income derived from their production facilities in Israel. The ten-year period is limited to the earlier of twelve years from the commencement of production, or fourteen years from the approval date.

            d. In 2004, the Israeli parliament approved on amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. As a result, Elron recorded in 2004 a tax benefit in the amount of approximately $2,900.

                  On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 -
                  27%, in 2009 - 26% and in 2010 and thereafter - 25% (the "Amendment"). The amendment had no material effect on the Company's financial position and results of operations in 2005.

            e.    Taxes on income (tax benefit) are comprised as follows:

                                                            Year ended December 31,
                                                  -------------------------------------------
                                                      2005          2004            2003
                                                  -----------   ------------   --------------

Current taxes*                                    $    19,031   $     16,363   $          385
Adjustments of deferred tax assets and
   liabilities for enacted changes in tax rates           116         (2,917)               -
Deferred income taxes                                  (7,404)           508            6,229
Taxes in respect of prior years                        (1,282)         1,147              182
                                                  -----------   ------------   --------------

                                                  $    10,461   $     15,101   $        6,796
                                                  ===========   ============   ==============

Domestic                                          $    10,461   $     15,101   $        6,796
                                                  ===========   ============   ==============

Foreign                                           $         -   $          -   $            -
                                                  ===========   ============   ==============

* In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

            f.    Deferred income taxes:

                  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

            f.    Deferred income taxes:

                                           Deferred Tax Asset      Deferred Tax Liability
                                         -----------------------   ----------------------
                                         Non current    Current    Current    Non current      Total
                                         -----------   ---------   -------   ------------   ----------
As of December 31, 2005
Deferred tax assets:
Provision for doubtful accounts,
   vacation and others                   $         -   $     201   $     -   $          -   $      201
Accrued severance pay, net                       156           -         -              -          156
Trading marketable securities                      -          22         -              -           22
Investments in subsidiaries,
   affiliates and other companies, net        31,946           -         -         (1,848)      30,098
Property and equipment and intangible
   assets                                         28           -         -           (744)        (716)
Tax loss carryforwards                        36,505           -         -            955       37,460
Other                                                        356         -              -          356
                                         -----------   ---------   -------   ------------   ----------
                                         $    68,635   $     579   $     -   $     (1,637)  $   67,577
                                         -----------   ---------   -------   ------------   ----------
Deferred tax liabilities:
Available-for-sale marketable
  securities                                       -           -         -         (7,857)      (7,857)
                                         -----------   ---------   -------   ------------   ----------

Valuation allowance (1)                      (62,114)       (579)        -              -      (62,693)
                                         -----------   ---------   -------   ------------   ----------
                                         $     6,521   $       -   $     -   $     (9,494)  $   (2,973)
                                         ===========   =========   =======   ============   ==========

                                            Deferred Tax Asset     Deferred Tax Liability
                                         -----------------------   ----------------------
                                         Non current    Current    Current    Non current      Total
                                         -----------   ---------   -------   ------------   ----------
As of December 31, 2004
Deferred tax assets:
Provision for doubtful accounts,
   vacation and others                   $         -   $     341   $     -   $          -   $      341
Accrued severance pay, net                       363           -         -              -          363
Trading marketable securities                      -          20         -              -           20
Investments in subsidiaries,
   affiliates and other companies, net        39,801           -         -         (1,659)      38,142
Property and equipment and intangible
   assets                                        184           -         -           (811)        (627)
Tax loss carryforwards                        72,545           -         -          6,473       79,018
Other                                              -       1,151         -              -        1,151
                                         -----------   ---------   -------   ------------   ----------

                                         $   112,893   $   1,512   $     -   $      4,003   $  118,408
                                         -----------   ---------   -------   ------------   ----------
Deferred tax liabilities:
Available-for-sale marketable
   securities                                      -           -         -        (45,236)     (45,236)
                                         -----------   ---------   -------   ------------   ----------
                                             112,893       1,512         -        (41,233)      73,172

Valuation allowance                         (107,400)     (1,512)        -              -     (108,912)
                                         -----------   ---------   -------   ------------   ----------

                                         $     5,493   $       -   $     -   $    (41,233)  $  (35,740)
                                         ===========   =========   =======   ============   ==========

(1) As of December 31, 2005, the valuation allowance for deferred tax assets, for which their reversal will be allocated to reduce other non-current intangible assets, aggregated approximately $1,800.

            g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

                                                        Year ended December 31,
                                                ----------------------------------------
                                                   2005           2004           2003
                                                ----------     ----------     ----------
Income (loss) before taxes as reported in the
  consolidated statements of operations         $   56,486     $  111,734     $   12,807
                                                ==========     ==========     ==========

Statutory tax rate                                      34%            35%            36%
                                                ==========     ==========     ==========
Theoretical tax expense (income)                $   19,205      $  39,107     $    4,611
Equity in losses of affiliated companies             6,076          3,672          3,131
Tax exempt and reduced tax rate                        173             22            (36)
Non-deductible expenses                               (812)           834          1,550
Differences arising from the basis of
  measurement for tax purposes                       1,233         (1,024)         2,783
Deferred taxes on losses for which valuation
  allowance was provided                             5,370          2,940          1,977
Reversal of valuation allowance                    (19,618)       (28,680)        (7,402)
Taxes in respect of previous years                  (1,282)         1,147            182
Effect of change in tax rate                           116         (2,917)             -
                                                ----------     ----------     ----------
Actual tax expenses                             $   10,461     $   15,101     $    6,796
                                                ==========     ==========     ==========
Effective tax rate                                    18.5%          13.5%          53.1%
                                                ==========     ==========     ==========

            h. As of December 31, 2005 the Company had tax loss carryforwards of approximately $69,000, its Israeli subsidiaries had tax loss carryforwards of approximately $51,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

            i.    Income before taxes on income is comprised as follows:

                                                         Year ended December 31,
                                                ----------------------------------------
                                                   2005           2004           2003
                                                ----------     ----------     ----------
Domestic                                        $   56,486     $  111,576     $   20,671
Foreign                                                  -            158         (7,864)
                                                ----------     ----------     ----------

                                                $   56,486     $  111,734     $   12,807
                                                ==========     ==========     ==========

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

            a. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $593, $534 and $456 for the years ended December 31, 2005, 2004 and 2003, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

                  First year                         $    797
                  Second year                             686
                  Third year                              387
                  Fourth year                             201
                  Fifth year and thereafter               258
                                                     --------

                                                     $  2,329
                                                     ========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

            b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2005, the aggregate contingent obligation royalty amounted to approximately $3,868.

            c.    Legal proceedings:

            1. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

            2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

                  In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

                  The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

NOTE 16:- SHAREHOLDERS' EQUITY

            a.    Share capital

                  An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

            b.    Dividend

                  On September 5, 2005, Elron has declared a cash dividend of $3.00 per share, totaling approximately $88,500. The dividend was paid on September 27, 2005.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

            c.    Options to employees

                  1.    Options to Elron's Employees

                        The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

                        In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount the dividend distributed.

                        As of December 31, 2005, 388,000 options were granted under the 2003 Option Plan at an average exercise price of $6.37 per share. The exercise price was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

                                 2005                      2004                   2003
                        ---------------------     ---------------------   ---------------------
                                     Weighted                  Weighted                Weighted
                                      average                   average                 average
                        Number of    exercise     Number of    exercise   Number of    exercise
                         options       price       options       price     options      price
                        ---------    --------     ---------    --------   ---------   ---------
Outstanding-beginning
  of the year             574,702    $  12.44       791,777    $  12.01     557,880   $   13.92
Granted                   120,000        9.69        20,000       12.41     291,333        8.03
Exercised                 (69,031)      10.11      (218,290)      10.35     (25,875)       6.84
Forfeited                 (85,236)      13.95       (18,785)      13.39     (31,561)      13.10
                        ---------    --------     ---------    --------   ---------   ---------
Outstanding - end of
  the year                540,435    $   9.53(*)    574,702    $  12.44     791,777   $   12.01
                        =========    ========     =========    ========   =========   =========
Options exercisable at
  the end of the year     281,435    $  11.88(*)    259,369    $  16.56     313,320   $   15.66
                        =========    ========     =========    ========   =========   =========

(*) After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

                        The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2005, 2004 and 2003 were as follows:

                             For options with an exercise price on the grant date that:
                             ----------------------------------------------------------
                                 Exceeds market price          Less than market price
                             ----------------------------   ---------------------------
                                Year ended December 31,        Year ended December 31,
                             ----------------------------   ---------------------------
                               2005       2004      2003      2005      2004      2003
                             --------   -------   -------   -------   -------   -------
Weighted average
  exercise prices            $      -   $     -   $  8.44   $  9.69   $ 12.41   $  8.00
Weighted average fair
  values on grant date       $      -   $     -   $   1.3   $  4.18   $  5.51   $  2.95

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

            c.    Options to employees (Cont.)

                  2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2005:

                      Options outstanding                             Options exercisable
---------------------------------------------------------------   -------------------------
                                        Weighted-                    Number
                        Number          average       Weighted-    outstanding    Weighted-
                     outstanding at     remaining      average          at         average
                     December 31,      contractual    exercise     December 31,   exercise
Exercise price           2005         life (years)      price          2005         price
-----------------    --------------   ------------   ----------   -------------   ---------
$ 5-7.838                   307,333           2.67   $      5.4         143,333   $    5.06
$ 9.12-10.01                119,384           4.09   $     9.31          24,384   $    9.89
$ 15.76-18.87                80,718           1.42   $    17.45          80,718   $   17.45
$ 29.38                      33,000           1.83   $    29.38          33,000   $   29.38
                     --------------                               -------------

                            540,435                                     281,435
                     ==============                               =============

                  3. In December 1999, the Company's shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. On February 2005, the first portion expired. The exercise prices of the options granted in February 2001 and 2002 were $15.76 and $10.01, respectively, as adjusted for the abovementioned dividend distributed in 2005.

                        In March 2001, the Company's shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. The exercise prices of the options granted in June 2001 and 2003 were $16.05 and $5.437, respectively as adjusted for the abovementioned dividend distributed in 2005.

                        In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares.

                        As of grant date, the weighted average fair value of the remaining 1999 grant and the remaining 2001 grant was $
                        7.62 and $ 2.64 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model (see Note 2s for the assumptions used in the calculation).

                        Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans are considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which is accounted for under SFAS 123, See
                        Note 2s). For options accounted under APB 25, compensation expense is estimated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

            c.    Options to employees (Cont.)

                  4. Compensation expense recorded during 2005 amounted to $405 (2004- $ 545, 2003- $ 386).

                  5. The balance of deferred compensation as of December 31, 2005 amounted to $856.

NOTE 17:- INCOME (LOSS) PER SHARE

            Income (loss) per share is computed as follows:

                                                        Year Ended December 31
                                 2005                            2004                             2003
                                Number                          Number                           Number
                              of shares     Per               of shares     Per                of shares    Per
                                 (in       share                 (in       share                  (in      share
                    income    thousands)   amount   Income    thousands)   amount     Loss     thousands)  amount
                   --------   ----------   ------   -------   ----------   ------   -------    ----------  ------
Basic              $ 47,335                $ 1.61   $84,133       29,266   $ 2.87   $(7,205)       29,194  $(0.25)
                   ========                         =======                         =======
Effect of
  options of
  investees             (20)           -                (95)           -               (200)            -
Effect of
  dilutive
  stock options                      113                  -          119                  -             -
                   --------   ----------            -------   ----------            -------    ----------

Diluted              47,315       29,550   $ 1.60    84,038       29,385   $ 2.86    (7,405)       29,194  $(0.25)
                   ========   ==========   ======   =======   ==========   ======   =======    ==========  ======

            In 2003 all stock options issued by Elron were not included in the computation of diluted loss per share because their effect was anti-dilutive.

NOTE 18:- EQUITY IN LOSSES OF AFFILIATED COMPANIES

                                                     Year ended December 31,
                                                -------------------------------
                                                  2005        2004        2003
                                                ---------   ---------   -------

Affiliated companies:
  ESL(1)                                                -       4,706     9,110
  Given                                            (2,036)     (2,573)   (3,184)
  Others(2)                                       (15,486)    (12,625)  (14,624)
                                                ---------   ---------   -------

                                                $ (17,522)  $ (10,492)  $(8,698)
                                                =========   =========   =======

            The equity in losses includes amortization of intangible assets allocated to the investments in affiliated companies.

            (1)   Through the sale date, see Note 7d(1).

            (2) Including equity in net losses of consolidated entities through the dates of commencement of consolidation.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 19:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

                                                     Year ended December 31,
                                                -------------------------------
                                                  2005       2004         2003
                                                --------   ---------    -------
Netvision (See Note 7d(7))                         2,989           -          -
Oren (See Note 7d(6))                             19,673           -          -
ESL (See Note 7d(1))                            $      -   $ 105,171    $   (35)
Given (See Note 7d(2))                               666      21,667      4,548
KIT (See Note 7d(4))                                   -       5,302          -
Galil Medical's urology business (See Note 3a)         -           -     21,241
Others                                                 -         256          -
                                                --------   ---------    -------
                                                $ 23,328   $ 132,396    $25,754
                                                ========   =========    =======

NOTE 20:- OTHER INCOME, NET

                                                        Year ended December 31,
                                                   --------------------------------
                                                     2005        2004        2003
                                                   --------    --------    --------
Gain (loss) from sale and increase (decrease) in
  market value of: (see a and b below)
     Partner shares (see Note 8(2))                $ 56,423    $      -    $ 11,071
     24/7 shares                                          -           -       2,019
     Zix shares (see Note 3(b))                           -       5,360       4,815
     Zoran shares (see Note 7(d)(6))                  1,053           -           -
     Kana shares (1)                                     (4)         (5)          4
      Other companies, net                              137           -          19
Other than temporary decline in investments            (568)       (803)     (3,716)
Equity in losses of partnerships                        174          (7)       (547)
Other income, net                                     1,433         204         972
                                                   --------    --------    --------
                                                   $ 58,648    $  4,749    $ 14,637
                                                   ========    ========    ========

(1)   Realized gains and losses on trading securities.

            Realized gains from sale of available-for-sale securities amounted to approximately $57,500, $5,400 and $17,900 in the years ended December 31, 2005, 2004 and 2003, respectively. The proceeds from such sales amounted to approximately $103,000, $8,000 and $46,100 for the years ended December 31, 2005, 2004 and 2003, respectively.

            Regarding an other than temporary decline in value of other investments see Note 8(3).

NOTE 21:- FINANCING INCOME, NET

                                                              Year ended December 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
Income:
Interest on cash equivalents, bank deposits,
   debentures and loans                                      $6,473   $2,577   $1,403
Foreign currency gains                                        1,532      862      615
                                                             ------   ------   ------
                                                              8,005    3,439    2,018
                                                             ------   ------   ------
Expenses:
Interest on short-term credit, long-term loans and others     1,333      586      767
Foreign currency losses                                          88    1,420      500
                                                             ------   ------   ------
                                                              1,421    2,006    1,267
                                                             ------   ------   ------

Loss from sale of debentures                                    192        -        -
Other than temporary decline in value of Availble for sale
   Debentures                                                   909        -        -
                                                             ------   ------   ------
                                                             $5,483   $1,433   $  751
                                                             ======   ======   ======

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 22:- DISCONTINUED OPERATIONS

            During 2003 and 2005, the Company disposed of certain subsidiaries and businesses, which met the definition of a component under SFAS
            144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

            a.    The following is the composition of discontinued operations:

                                                         Year ended December 31,
                                                     -----------------------------
                                                      2005       2004       2003
                                                     -------    -------    -------
Loss from operations of discontinued
   components
    ET group (See Note 3d): *
      Impairment of goodwill                          (1,329)    (1,980)         -
      Impairment of intangible assets
         and property and equipment                        -     (2,904)         -
      Operating losses                                (2,734)    (3,027)    (2,074)
                                                     -------    -------    -------
                                                     $(4,063)   $(7,911)   $(2,074)

   ESW (see Note 3b) *                                     -       (454)   $(4,825)
   Vflash *                                                -          -        453
                                                     -------    -------    -------
                                                      (4,063)    (8,365)    (6,446)
                                                     -------    -------    -------
Gain on disposal
   ESW (see Note 3b)                                       -          -      4,137
   ET group(See Note 3d)                                 213          -          -
                                                     -------    -------    -------
                                                         213          -      4,137
                                                     -------    -------    -------
                                                     $(3,850)   $(8,365)   $(2,309)
                                                     =======    =======    =======
*   Pre tax loss of ET group                         $(4,063)   $ (7911)   $(2,074)
                                                     =======    =======    =======
*   Pre-tax loss of ESW                              $     -    $  (454)   $(4,829)
                                                     =======    =======    =======
*   Pre-tax income of Vflash                         $     -    $     -    $   453
                                                     =======    =======    =======

            Revenues relating to discontinued operations for the years ended December 31, 2005, 2004 and 2003 were as follows:

                                          Year ended December 31,
                                      ------------------------------
                                        2005       2004       2003
                                      --------   --------   --------

 ET group                             $  2,954   $  5,065   $  7,390
 ESW                                  $      -          -   $  4,740
                                      --------   --------   --------
                                      $  2,954   $  5,065   $ 12,130
                                      ========   ========   ========

            b. The breakdown of assets and liabilities attributed to discontinued operations of the ET group as of December 31, 2004 was as follows:

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 22:- DISCONTINUED OPERATIONS (Cont.)

                                                                    December 31,
                                                                       2004
                                                                   -------------
            Assets:
               Cash and cash equivalents                             $    514
               Trade receivables, net                                   2,414
               Other receivables and prepaid expenses                     441
               Contract-in-progress                                        23
               Severance fund                                             501
               Property and equipment, net                                  9
               Goodwill                                                 3,610
               Other intangible assets                                    140
                                                                     --------
                                                                     $  7,652
                                                                     ========

                                                                   December 31,
                                                                       2004
                                                                   -------------
            Liabilities:
               Short-term loans from banks                           $  1,690
               Trade payables                                           1,435
               Other payables and accrued expenses                      1,653
               Accrued severance pay                                      802
               Other                                                       22
                                                                     --------
                                                                     $  5,602
                                                                     ========

                  ESW's assets and liabilities were not material as of December 31, 2004.

NOTE 23:- RELATED PARTY TRANSACTIONS

            a.    Balances with related parties:

                                                                 December 31
                                                             -------------------
                                                               2005       2004
                                                             --------   --------
                  Trade receivables:
                  Affiliated companies                       $  4,984   $  2,271
                                                             --------   --------

                  Other receivables:
                  Affiliated companies                              9         21
                  Other companies                                  50          -
                                                             --------   --------
                                                                   59         21
                  Long-term receivables:
                  Other companies                                 434        405
                                                             --------   --------
                                                             $  5,477   $  2,697
                                                             ========   ========

            b.    Income and expenses from affiliated and other companies:

                                                        Year ended December 31,
                                                       -------------------------
                                                        2005     2004     2003
                                                       -------  -------  -------
            Income:
            Revenues                                   $ 8,046  $ 7,182  $ 3,535
            Interest and commission for guarantees         235      142      110
            Participation in Directors' remuneration        68       38       35
            Participation in expenses                       25       89       76

            Costs and Expenses:

            Participation in expenses                       19       40      191
            Directors' remuneration                         91       30       33

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 23:- RELATED PARTY TRANSACTIONS (Cont.)

         c.    Option to the Chairman of the Board - see Note 16c(3).

         d. The Company holds certain investments together with DIC as of December 31, 2005, the significant are as follows:

                                                           % holding by
                                                                   Elron and
                                                       DIC            RDC
                                                   -----------  --------------
               Galil                                   21.9          59.1
               Netvision                               39.1          39.1
               Given                                   12.4          24.1

NOTE 24:- ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                  Minimum       Unrealized
                                                                                  pension        loss on
                                                                  Foreign      liability in    derivatives
                                                 Unrealized       currency          an            in an
                                                  gains on     translation     affiliated      affiliated
                                                 securities     adjustments       company        company        Total
                                               -------------    -----------    ------------    -----------   ----------
Balance as of January 1, 2004 (net of tax
   effect of $29,430)                          $      53,306    $      (637)   $       (769)   $      (108)  $   51,792

Unrealized gains on available for sale
   securities (net of tax effect of $4,049)            8,489              -               -              -        8,489
Reclassification adjustment for realized
   gain included in net loss (net of tax
   effect of $1,179)                                  (3,582)             -               -              -       (3,582)
Unrealized loss on derivative instruments in
   an affiliated company                                   -              -               -             84           84
Foreign currency translation adjustment                    -            202               -              -          202
Reclassification adjustments for loss on
   derivative instruments, minimum pension
   liability and foreign currency
   translation adjustments, included in net
   income due to sale of affiliated companies              -            (61)            769             24          732
                                               -------------    -----------    ------------    -----------   ----------
Balance as of December 31, 2004 (net of tax
   effect of $32,300)                                 58,213           (496)              -              -       57,717

Unrealized gains on available for sale
   securities (net of tax effect of $5,359)          (10,450)             -               -              -      (10,450)
Reclassification adjustment for realized
   gain and other than temporary impairment
   included in net income (net of tax effect
   of $20,601)                                       (36,335)             -               -              -      (36,335)
Unrealized loss on derivative instruments in
   an affiliated company                                   -              -               -
Foreign currency translation adjustments                   -           (191)              -              -         (191)
                                               -------------    -----------    ------------    -----------   ----------
Balance as of December 31, 2005 (net of tax
   effect of $6,340)                           $      11,428    $      (687)   $          -    $         -   $   10,741
                                               =============    ===========    ============    ===========   ==========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 25:- BUSINESS SEGMENT

            a. Subsequent to the sale of ET group (see Note 3d) the Company operates in one segment, namely the "Other Holdings and Corporate Operations" in which the Company is directly engaged. This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, information and communication technology, semiconductors and advanced materials.

                  The ET group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been reclassified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

                  Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment - Internet Products - which has been sold and therefore classified as discontinued operations (see Note 3b).

            b.    Revenues according to location of customers are as follows:

                                                    2005       2004       2003
                                                  --------   --------   --------
                  Israel                          $    271   $     49   $    857
                  USA                                9,781      8,688      6,474
                  Europe                               802        511        565
                  Asia                               1,792      2,017      1,261
                                                  --------   --------   --------
                                                  $ 12,646   $ 11,265   $  9,157
                                                  ========   ========   ========

            c.    Revenues from major customers were as follows:

                                                    2005       2004       2003
                                                  --------   --------   --------

                  In the Other Holdings
                     and Corporate
                     Operations segment:
                  Oncura (See Note 23)               64%        64%       39%

            d.    The majority of the long-lived assets are located in Israel.

NOTE 26:- RECONCILIATION TO ISRAELI GAAP

            The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

            a.    Effect on the statement of operations:

                                             As                        As per
                                          reported   Adjustments   Israeli GAAP
                                          --------   -----------   ------------
For the year ended December 31, 2005:

Net income                                $ 47,335   $     7,147   $     54,482
Basic net income per share                    1.61          0.24           1.85
Diluted net income per share                  1.60          0.24           1.84

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

            a.    Effect on the statement of operations: (Cont.)

 For the year ended December 31, 2004:

Net income                                  $   84,133      $    7,896      $   92,029
Basic net income per share                        2.87            0.27            3.14
Diluted net income per share                      2.86            0.27            3.13

 For the year ended December 31, 2003:

Net income (loss)                           $   (7,205)     $   18,436      $   11,231
Basic net income (loss) per share                (0.25)           0.63            0.38
Diluted net income (loss) per share              (0.25)           0.63            0.38

            b.    Effect on the balance sheet:

                                                As                                  As per
                                              reported        Adjustments        Israeli GAAP
                                             ----------      -------------      --------------
As of December 31, 2005:

Investments in other companies and
   long term receivables                     $   73,931      $     (67,694)     $        6,237

Investment in affiliated companies              102,780              4,630             107,410

Total assets                                    353,773            (75,361)            278,412

Deferred taxes                                    9,494             (9,774)               (280)

Retained earnings                                10,671             36,605              47,276

Total equity                                    302,116            (54,216)            247,900

As of December 31, 2004:

Investments in other companies and
   long term receivables                     $  155,929      $    (150,142)     $        5,787

Investment in affiliated companies              117,124            (14,684)            102,440

Total assets                                    501,156           (176,476)            324,680

Deferred taxes                                   41,233            (46,545)             (5,312)

Retained earnings                                51,786             29,458              81,244

Total equity                                    389,080           (113,500)            275,580

            c.    Material adjustments:

                  The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

                  1. As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2005 and 2004 was a decrease in net income under Israeli GAAP of approximately $7,900 and $300, respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

            c.    Material adjustments: (Cont.)

                  2. In 2005 and 2003 Elbit reversed valuation allowance in respect of deferred tax assets of approximately $14,500 (of which approximately $3,900 was recorded as a reduction of goodwill) and $9,700, respectively, relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2005 and 2003 amounted to a reduction in losses of approximately $1,500 and $3,800, respectively.

                  3. As a result of the investments in Oren in 2003, Elron's aggregate interest in Oren has increased and enabled Elron to exercise significant influence in Oren. In accordance with U.S. GAAP, Elron's direct holdings in Oren, which had been accounted for by Elron at cost, were accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for 2003. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in Oren.

                        Under Israeli GAAP, the excess of the investment over the equity acquired ("excess cost") in Oren in the amount of approximately $8,800 was assigned to intangible assets and amortized over a period of five years. Under U.S GAAP no such excess cost exists. The effect on net income (loss) in 2005, 2004 and 2003 amounted to an increase (decrease) in expenses of approximately $700, $1,800 and $(400), respectively.

                        As described in Note 7(d)(6), Elron sold all of its holdings in Oren in the second quarter of 2005. As a result of the difference described above, Elron's investment in Oren at the date of sale under US GAAP was lower by $5,000 than such investment under Israeli GAAP. As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

                  4. As discussed in Note 7d(1), on July 28, 2004 Elron sold its shares in ESL. Due to the difference in the carrying amount of the investment in ESL between Israeli GAAP and U.S. GAAP (resulting mainly from the merger of ESL and EL-OP in 2000, which was accounted for by the purchase method under U.S. GAAP and as a non-monetary exchange of similar assets under Israeli GAAP), the gain resulting from the sale of ESL under U.S. GAAP is different than the aforementioned gain under Israeli GAAP. The gain recorded under Israeli GAAP amounted to $116,000, which net of tax was $102,900.

                  5. As described in Note 8(2), Elbit sold in 2005 and 2003 12,765,190 and 6,278,226 shares of Partner, respectively. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. The carrying value of the Partner shares was approximately $30 and $15 respectively, and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP in 2005 and 2003 amounted to approximately $69,700 and $18,700, respectively, as compared to approximately $45,400 and $7,100 under US GAAP, respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

            c.    Material adjustments: (Cont.)

                  6.a. As described in Note 7d(2), in 2003 RDC sold 753,600 shares of Given. According to accepted practice in Israel, the purchase of DEP which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the investment in Given was recorded according to its carrying value in DEP at the purchase date. Accordingly, the sale of Given shares in 2003 resulted in an additional gain of approximately $2,000.

                    b. According to U.S. GAAP, the gain arising from the initial public offering of Given was accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain was recognized in the statement of operations over three years from the date of the public offering. The effect on net income (loss) in 2004 and 2003 amounted to an increase in income under Israeli GAAP of approximately $2,300 and $1,900, respectively.

                  7. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura was recorded in 2003 at fair value and as a result Elron recognized a gain on the transaction (net of minority interest and income taxes) in the amount of $4,400 and recorded the investment in Oncura at fair value. According to Israeli GAAP, the aforementioned exchange is accounted for as an exchange of similar productive assets. Accordingly, the investment in Oncura was recorded at the carrying value of the assets transferred and no gain was recognized.

                        As described in Note 3(a)(1), under US GAAP the company recorded impairment losses on the investment in Oncura in the amount of $5,100 ($2,100 net of minority interest) during 2005. Under Israeli GAAP, since the investment in Oncura was recorded at the carrying value of the assets transferred, no impairment was recorded.

                  8. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income (loss) in 2005, 2004 and 2003 amounted to an increase in income of approximately $0, ($3,000) and $3,700, respectively.

                  9. According to US GAAP goodwill and intangible assets with indefinite lives are not amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, up until January 1, 2006, all intangibles, including goodwill should be amortized.

                        In 2005 and 2004 the Company tested a portion of its goodwill for impairment and as a result, recorded an impairment loss, which is presented in the discontinued operations, in the amount of approximately $1,300 and $2,000 respectively. Under Israeli GAAP no impairment loss in respect of goodwill was required to be recorded, mainly, since the carrying amount of goodwill had already been amortized.

                  10. According to U.S. GAAP the fair value of options granted to employees to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

            c.    Material adjustments: (Cont.)

                  11. As discussed in Note 14d, corporate tax rates were progressively reduced in Israel. The effect of the change in the tax rate under Israeli GAAP amounted to an income taxes charge in 2005 and in 2004 of approximately $0 and $400, respectively, while under U.S. GAAP the effect of this change amounted to a tax benefit in 2005 and 2004 of $200 and $3,000, respectively. The difference resulted mainly from the difference between the deferred tax liability under Israeli and U.S. GAAP.

                  12. Under U.S. GAAP, deferred taxes are provided in respect of all temporary differences relating to equity method investments. Under Israeli GAAP, deferred taxes are not provided in respect of temporary differences relating to taxes arising on disposal of equity method investments, if the disposal is not probable to occur in the foreseeable future. The effect of the aforementioned difference on net income according to U.S. GAAP was an additional tax expense in 2005 and 2004 in the amount of approximately $60 and $1,300, respectively (net of minority interest).

                  13. As described in Note 7d(2), under U.S. GAAP the acquisition of the additional interest in RDC was accounted for by the purchase method. Accordingly, Elron recorded the additional interest in RDC at fair value and as a result recorded its share in the gain resulted from the distribution of Given shares. According to Israeli GAAP, the gain recorded is limited to the effective decrease in the investment in Given in Elron's accounts (subsequent to the distribution and the relating acquisition of the additional interest in RDC) and accordingly only the portion relating to the additional interest acquired in other net assets of RDC (except Given) was recorded at fair value. The effect of the aforementioned difference on net income for 2004 was an increase in net income under U.S. GAAP of approximately $900.

                  14. Under U.S GAAP, a valuation allowance is recorded to reduce amounts of deferred tax assets when it is not more likely than not that assets will be realized. Under Israeli GAAP, deferred tax assets are recorded only if it is probable that the Company will have, in the future, sufficient taxable income in order to realize the deferred tax assets. The aforementioned difference under U.S GAAP resulted in an increase in net income in 2005 of $5,170.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                        ANNEX TO THE FINANCIAL STATEMENTS
                            U.S dollars in thousands

Details relating to major investments as of December 31, 2005:

                                                          Carrying
                                                        value of the   Market value of the
                                                         investment      publicly traded
                                                           as of        investments as of
                                             % of         December     December    March
                                           ownership        31,           31,        13,
                                         interest (1)     2005 (2)       2005       2005
                                         ------------   ------------   --------   --------
Consolidated Companies:

Galil Medical Ltd. (3)                        40%          1,999              -          -
3DV Systems Ltd. (3)                          62%           (302)             -          -
Starling (3)                                  50%            941              -          -
SELA (3)                                      39%          1,150              -          -
Enure (formerly: Gaia)                        57%          3,492              -          -
Medingo (3)                                   50%             47              -          -

Affiliated Companies (equity):

Given Imaging Ltd. (NASDAQ: GIVN) (3)         19%         64,203        141,376    121,605
NetVision Ltd. (TASE: NTSN)                   39%          5,549         27,692     31,481
ChipX                                         26%          2,287              -          -
CellAct Ltd.                                  45%            451              -          -
Oncura (4)                                    10%          8,827              -          -
AMT                                           42%          2,780              -
Wavion, Inc.                                  38%            761              -          -
Pulsicom Israel Technologies Ltd.             18%             17              -          -
Notal Vision, Inc.                            26%              -              -          -

Available for sale:

Partner (NASDAQ: PTNR)                         2%         25,998         25,998     23,494
EVS (NASDAQ: EVSNF.OB)                        10%          1,499          2,030      2,393

Partnership:

Gemini Israel Fund L.P.                        5%             33              -          -
InnoMed Ventures L.P.                         14%          3,665              -          -

Cost:

Avantry (formerly:Witcom Ltd.) (3)             7%              2              -          -
Jordan Valley                                 28%          8,137              -          -
Impliant Inc.                                 22%          8,340              -          -
Teledata Ltd.                                 21%         16,000              -          -
Nulens Ltd.                                   22%          1,722              -          -
Brainsgate                                    22%          6,947              -          -


(1)   On the basis of the outstanding share capital.

(2)   Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.